UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          ALLIANCE ENTERTAINMENT CORP.
             ------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 Per Share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   018593 10 3
             ------------------------------------------------------
                                 (CUSIP Number)

                         Wasserstein Perella Group, Inc.
                         31 West 52nd Street, 27th Floor
                          New York, New York 10019-6163
                       Attention: W. Townsend Ziebold, Jr.
                            Telephone: (212) 969-2700

                                    Copy to:

                                Peter Lyons, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                            Telephone: (212) 848-4000
             ------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 27, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this Statement |X|.

                         (Continued on following pages)

==============================                   ==============================
     CUSIP No. 018593 10 3                             Page 2 of 109 Pages
==============================                   ==============================


- -------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON

          Wasserstein & Co., Inc.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         13-3903212

- -------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|

- -------------------------------------------------------------------------------
    3     SEC USE ONLY

- -------------------------------------------------------------------------------
    4     SOURCE OF FUNDS               WC

- -------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          |_|

- -------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware, U.S.A.
- -------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER            2,904,766
      SHARES        -----------------------------------------------------------
   BENEFICIALLY       8    SHARED VOTING POWER          0
     OWNED BY       -----------------------------------------------------------
       EACH           9    SOLE DISPOSITIVE POWER       2,904,766
     REPORTING      -----------------------------------------------------------
    PERSON WITH      10    SHARED DISPOSITIVE POWER     0
- -------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        2,904,766

- -------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     |X|

- -------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        6.50%

- -------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                      HC, CO

- -------------------------------------------------------------------------------

==============================                   ==============================
     CUSIP No. 018593 10 3                             Page 3 of 109 Pages
==============================                   ==============================


- -------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON

          Wasserstein Perella Group, Inc.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         13-3447267

- -------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) |_|
                                                                      (b) |X|

- -------------------------------------------------------------------------------
    3     SEC USE ONLY

- -------------------------------------------------------------------------------
    4     SOURCE OF FUNDS               OO, WC

- -------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(E)                                          |_|

- -------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware, U.S.A.
- -------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER            0 *
      SHARES        -----------------------------------------------------------
   BENEFICIALLY       8    SHARED VOTING POWER          0
     OWNED BY       -----------------------------------------------------------
       EACH           9    SOLE DISPOSITIVE POWER       0 *
     REPORTING      -----------------------------------------------------------
    PERSON WITH      10    SHARED DISPOSITIVE POWER     0
- -------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        0 *

- -------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     |X|

- -------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        0 *

- -------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                      HC

- -------------------------------------------------------------------------------

* Wasserstein & Co., Inc. and Cypress Ventures, Inc. are wholly owned subsidiaries of Wasserstein Perella Group, Inc. and Wasserstein & Co., Inc., respectively. Wasserstein & Co., Inc. has a 99% membership interest in WP Management Partners, L.L.C., the sole general partner of U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P., the remaining 1% membership interest being owned by Cypress Ventures, Inc. As a result, Wasserstein Perella Group, Inc. may be deemed the indirect beneficial owner of the shares of Common Stock owned for itself by Wasserstein & Co., Inc. and held by WP Management Partners, L.L.C.
     on behalf of U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P., of which it is the sole general partner.

==============================                   ==============================
     CUSIP No. 018593 10 3                             Page 4 of 109 Pages
==============================                   ==============================


- -------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON

          WP Management Partners, L.L.C.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         13-3891498

- -------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) |_|
                                                                      (b) |X|

- -------------------------------------------------------------------------------
    3     SEC USE ONLY

- -------------------------------------------------------------------------------
    4     SOURCE OF FUNDS               OO, WC

- -------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          |_|

- -------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware, U.S.A.
- -------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER            4,903,162 *
      SHARES        -----------------------------------------------------------
   BENEFICIALLY       8    SHARED VOTING POWER          0
     OWNED BY       -----------------------------------------------------------
       EACH           9    SOLE DISPOSITIVE POWER       4,903,162 *
     REPORTING      -----------------------------------------------------------
    PERSON WITH      10    SHARED DISPOSITIVE POWER     0
- -------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        4,903,162 *

- -------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     |X|

- -------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        10.98%

- -------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                      CO

- -------------------------------------------------------------------------------

* WP Management Partners, L.L.C. is holding its shares of Common Stock of the Company on behalf of U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P., of which it is the sole general partner.

==============================                   ==============================
     CUSIP No. 018593 10 3                             Page 5 of 109 Pages
==============================                   ==============================


- -------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON

          U.S. Equity Partners, L.P.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         13-3891500

- -------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) |_|
                                                                      (b) |X|

- -------------------------------------------------------------------------------
    3     SEC USE ONLY

- -------------------------------------------------------------------------------
    4     SOURCE OF FUNDS               OO, WC

- -------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          |_|

- -------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware, U.S.A.
- -------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER            0 *
      SHARES        -----------------------------------------------------------
   BENEFICIALLY       8    SHARED VOTING POWER          0
     OWNED BY       -----------------------------------------------------------
       EACH           9    SOLE DISPOSITIVE POWER       0 *
     REPORTING      -----------------------------------------------------------
    PERSON WITH      10    SHARED DISPOSITIVE POWER     0
- -------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        0 *

- -------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     |X|

- -------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        0 *

- -------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                      PN

- -------------------------------------------------------------------------------

* WP Management Partners, L.L.C. is holding its shares of Common Stock of the Company on behalf of U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P., of which it is the sole general partner.

==============================                   ==============================
     CUSIP No. 018593 10 3                             Page 6 of 109 Pages
==============================                   ==============================


- -------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          U.S. Equity Partners (Offshore), L.P.

- -------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|

- -------------------------------------------------------------------------------
    3     SEC USE ONLY

- -------------------------------------------------------------------------------
    4     SOURCE OF FUNDS               OO, WC

- -------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          |_|

- -------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION          Cayman Islands
- -------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER            0 *
      SHARES        -----------------------------------------------------------
   BENEFICIALLY       8    SHARED VOTING POWER          0
     OWNED BY       -----------------------------------------------------------
       EACH           9    SOLE DISPOSITIVE POWER       0 *
     REPORTING      -----------------------------------------------------------
    PERSON WITH      10    SHARED DISPOSITIVE POWER     0
- -------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        0 *

- -------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     |X|

- -------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        0 *

- -------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                      PN

- -------------------------------------------------------------------------------

* WP Management Partners, L.L.C. is holding its shares of Common Stock of the Company on behalf of U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P., of which it is the sole general partner.

==============================                   ==============================
     CUSIP No. 018593 10 3                             Page 7 of 109 Pages
==============================                   ==============================


- -------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Alvin N. Teller

- -------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) |_|
                                                                      (b) |X|

- -------------------------------------------------------------------------------
    3     SEC USE ONLY

- -------------------------------------------------------------------------------
    4     SOURCE OF FUNDS               OO

- -------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          |_|

- -------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION          United States
- -------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER            760,823
      SHARES        -----------------------------------------------------------
   BENEFICIALLY       8    SHARED VOTING POWER          0
     OWNED BY       -----------------------------------------------------------
       EACH           9    SOLE DISPOSITIVE POWER       760,823
     REPORTING      -----------------------------------------------------------
    PERSON WITH      10    SHARED DISPOSITIVE POWER     0
- -------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        760,823

- -------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     |X|

- -------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        1.70%

- -------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                      IN

- -------------------------------------------------------------------------------

Item 1.  Security and Issuer.

                  This Statement relates to shares of common stock, par value $.0001 per share (the "Common Stock"), of Alliance Entertainment Corp. (the "Company"). The Company is a corporation organized under the laws of the state of Delaware and has its principal executive offices located at 110 East 59th Street, New York, New York 10022. The Common Stock is traded on the New York Stock Exchange under the ticker CDS.

                   Some of the shares of Common Stock to which this statement relates more particularly were transferred pursuant to the terms of the Stock Acquisition and Merger Agreement (the "Merger Agreement") dated as of August 15, 1996 and filed as Exhibit 1 hereto, among Wasserstein & Co., Inc. ("WCI"), a Delaware corporation, Mr. Alvin N. Teller ("Mr. Teller"), Red Ant Box Inc., a Delaware corporation wholly owned by Mr. Teller ("Red Ant Box"), U.S. Equity Partners, L.P., a Delaware limited partnership ("USEP Delaware"), U.S. Equity Partners (Offshore), L.P., a Cayman Islands limited partnership ("USEP Offshore" and, together with USEP Delaware, "USEP"), Alliance Entertainment Corp., a Delaware corporation ("Alliance") and Alliance Acquisition Co., Inc., a Delaware corporation ("Acquisition Sub"). The Merger Agreement has resulted in WCI holding 2,220,266 shares of Common Stock, Mr. Teller holding 760,823 shares of Common Stock and WP Management Partners, L.L.C., a Delaware limited liability company ("WPMP"), the general partner of each of USEP Delaware and USEP Offshore, holding 3,737,662 shares of Common Stock on behalf of USEP. WPMP will receive shares of Common Stock on behalf of USEP per the terms of an instruction letter addressed to the Company, Messrs. Bianco and Narang filed as Exhibit 7 hereto.

                   In addition, on August 15, 1996, WCI and USEP entered into Stock Purchase Agreements with each of Messrs. Joseph J. Bianco and Anil K. Narang, respectively the CEO and the President of the Company (the "Stock Purchase Agreements"), providing for the purchase from Mr. Bianco of 499,500 and 850,500 shares of Common Stock by WCI and USEP, respectively, and the purchase from Mr. Narang of 185,000 and 315,000 shares of Common Stock by WCI and USEP, respectively (see below). WPMP will hold shares of Common Stock on behalf of USEP per the terms of an instruction letter addressed to the Company, Messrs. Bianco and Narang filed as Exhibit 7 hereto. The Stock Purchase Agreements are attached as Exhibits 2 and 3 hereto.

                  In connection with the Merger Agreement and the Stock Purchase Agreements, Messrs. Joseph Bianco, John Friedman, Peter Kaufman, Elliot Newman, Robert Marx and Alvin Teller, Bain Capital, Inc., BT Capital Partners, Inc., USEP and WCI entered into the Voting Agreement dated as of August 15, 1996 (the "Voting Agreement"), attached as Exhibit 4 hereto, in their capacity as stockholders of the Company (see below).

Item 2.  Identity and Background.

                  (a) This Statement is being filed by (i) Wasserstein Perella Group, Inc., a Delaware corporation ("WPG"), (ii) Mr. Teller, (iii) WCI, (iv) WPMP, acting on behalf of USEP, (v) USEP Delaware and (vi) USEP Offshore. Mr. Teller, WCI and WPMP are referred to collectively as the "Holders". WPG, Mr. Teller, WCI, USEP and WPMP are referred to collectively as the "Reporting Persons". WPG is the sole stockholder of WCI which, in turn, has a 99% membership interest in WPMP; WCI is the sole stockholder of Cypress Ventures, Inc., a Delaware corporation ("Ventures"); Ventures has a 1% membership interest in WPMP. WPMP is the sole general partner of USEP Delaware and USEP Offshore.

                  (b) Mr. Teller has its business address 110 East 59th Street, New York, New York 10022. USEP Offshore has its principal office located at c/o Caledonian Bank & Trust Limited, P.O. Box 1043, Georgetown, Grand Cayman, Cayman Islands, B.V.I. The address of the principal business and office of the other Reporting Persons is 31 West 52nd Street, 27th Floor, New York, New York 10019-6163.

                  Schedule I hereto, which is incorporated herein by reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors, executive officers and general partners of WPG, WCI, WPMP, Ventures, USEP Delaware and USEP Offshore.

                   (c) The principal business of WPG is to engage, through its subsidiaries, in merchant banking, investment banking and securities brokerage activities. The principal business of WPMP is to act as general partner of certain partnerships affiliated with Wasserstein Perella Group, Inc. The principal business of Ventures is to engage in merchant banking and venture capital activities. The principal business of WCI and USEP is to engage in merchant banking activities.

                  Mr. Teller has been the Chief Executive Officer, Vice-Chairman and President of the Company since August 15, 1996.

                  (d)-(e) None of the Reporting Persons and, to their knowledge, none of the persons identified in Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Teller is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Red Ant Holdings, Inc., a Delaware corporation ("RAH") and Red Ant Box hold respectively a 60% membership interest and a 40% membership interest in Red Ant, L.L.C., a Delaware limited liability company ("Red Ant"). Pursuant to the terms of the Merger Agreement, the shares of RAH and RAB were exchanged for shares of Common Stock of the Company. Under the Merger Agreement, on August 27, 1996 (the "Closing Date"), WCI and WPMP (acting on behalf of USEP) contributed $12 million to Red Ant. WCI and USEP will contribute $5 million to Red Ant within 6 months following the Closing Date (see below). On the Closing Date, WCI and WPMP (acting on behalf of USEP) also paid an aggregate of $11,100,000 in cash to Messrs. Bianco and Narang in connection with the stock purchases contemplated by the Stock Purchase Agreements.

                  The source of funds of WCI, for its contributions to RAH and purchases of shares of Common Stock from Messrs. Bianco and Narang, was its working capital. The source of funds of USEP, for its contributions to RAH and purchases of shares of Common Stock from Messrs. Bianco and Narang, was a pool of capital raised for transactions of this type.


Item 4.  Purpose of the Transaction.

                  The principal purposes of the transactions described under
Item 3 above were (i) the acquisition of an equity stake in the Company, (ii) with participation in the management of the Company and (iii) the combination of the Company's business with the business of Red Ant.

                   The Merger Agreement provides for contingent payments to WCI and USEP in shares of Common Stock within a period of 4 years, based upon the listed price of the shares of Common Stock (see below). WCI and USEP have undertaken to contribute $5 million to Red Ant within 6 months (see above).


Item 5.  Interest in the Securities of the Issuer.

                  (a) As a result of the Merger Agreement and the Stock Purchase Agreements, WCI, USEP and Mr. Teller hold 2,904,766, 4,903,162 and 760,823 shares of Common Stock, respectively, representing 6.50%, 10.98% and 1.70% of the total number of issued and outstanding shares of Common Stock of the Company, respectively. To the best knowledge and belief of the Reporting Persons, none of the persons listed on Schedule 1 hereto beneficially owns any shares of Common Stock.

                  As a parent of WCI, WPG may be deemed to be the indirect beneficial owner of the shares of Common Stock owned by WCI, USEP Delaware or USEP Offshore. As the sole general partner of USEP Delaware and USEP Offshore, WPMP may be deemed the indirect beneficial owner of any shares of Common Stock owned by USEP Delaware and USEP Offshore.

                  (b) Each Holder has sole power to dispose of its shares of Common Stock. With the exception of the restrictions on voting provided in the Voting Agreement, each holder has sole power to vote its shares of Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         A.       Merger Agreement

                   Pursuant to the Merger Agreement and subject to the conditions set forth therein, on the Closing Date: (i) Acquisition Sub will be merged into Red Ant Box Inc., a Delaware corporation wholly owned by Alvin Teller and holding a 40% membership interest in Red Ant; (ii) the shares of Red Ant Box Inc. held by Mr. Teller will be cancelled and converted into 760,823 shares of Common Stock of the Company; (iii) WCI and USEP will receive, in aggregate, 5,957,928 newly issued shares of Common Stock in exchange for their shares of RAH, owning a 60% membership interest in Red Ant.

                  Pursuant to the terms of the Merger Agreement, WCI and WPMP (acting on behalf of USEP) contributed $12 million to Red Ant on the Closing Date and will contribute $5 million to Red Ant within 6 months following the Closing Date (see below).

                  The Merger Agreement contains customary representations and warranties. It also contains customary conditions to closing, all of which, including the expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and that certain amendments to the By-laws of the Company be adopted, were satisfied or waived on or prior to August 27, 1996.

                  The Merger Agreement provides for deferred, contingent, payments in shares of Common Stock of the Company to WCI, USEP and Mr. Teller, in the event that the price of the Common Stock of the Company reaches certain thresholds. It also provides that so long as WCI and its affiliates and AT will retain ownership of certain numbers of shares of Common Stock, they shall have
(i) approval rights in connection with certain transactions involving the Company and (ii) the right to designate a specified number of directors of the Company.

                  As mentioned above, the Merger Agreement provides for certain amendments to the By-Laws of the Company. These amendments primarily relate to the creation of a Finance

Committee of the Board of Directors of the Company which must consider or approve certain matters relating to the bank financing and equity issuances of the Company.

         B.       Stock Purchase Agreement

                  Pursuant to the Stock Purchase Agreements entered into between WCI, USEP, Mr. Joseph J. Bianco and Mr. Anil K. Narang pursuant to the Merger Agreement simultaneously with the closing:

                  (i) WCI purchased 499,500 shares of Common Stock of the Company from Mr. Joseph J. Bianco and 185,000 shares of Common Stock of the Company from Mr. Anil V. Narang; and

                  (ii) USEP, purchased 850,500 shares of Common Stock of the Company from Mr. Joseph J. Bianco and 315,000 shares of Common Stock of the Company from Mr. Anil V. Narang.

                   Under the Merger Agreement, the Company granted WCI, USEP and Mr. Teller the right to have all or part of their shares of Common Stock registered upon request or incidentally to the registration of any of its securities by the Company.

         C.       Voting Agreement

                   The Voting Agreement stipulates that the parties thereto will vote for (a) the approval of the conversion rights of the Series A Convertible Preferred Stock of the Company, (b) the approval of the Company's issuance of Common Stock pursuant to any party's exercise of such conversion rights, (c) transactions contemplated in the Merger Agreement, including the issuance of contingent shares and (d) the election of directors designated by BT Capital Partners, Inc., Bain Capital, Inc. and Mr. Joseph Bianco. The Voting Agreement provides that Mr. Bianco shall use his best efforts to cause each of the parties to the Stockholders Agreement executed as of November 30, 1993 and amended and restated as of May 18, 1995 (the "Stockholders Agreement"), to grant an irrevocable proxy to Mr. Teller with respect to their shares, such proxy to be effective to the extent set forth in such Stockholders Agreement upon the death of Mr. Bianco.

                   Although the Voting Agreement is limited in scope, the Reporting Persons and the other parties to the Voting Agreement might be deemed to constitute a group in the sense of Section 13(d)(3) of the Securities and Exchange Act of 1934 (the "1934 Act"). The Reporting Persons might also be deemed to constitute a group in the sense of Section 13(d)(3) of the 1934 Act. The parties to the Voting Agreement other than the Reporting Persons may be deemed to constitute a "group" as a result of their being parties to the Stockholders Agreement. The Reporting Persons disclaim expressly that they have formed a group among themselves. The Reporting Persons also expressly disclaim that they have formed a group with the other parties to the Voting Agreement.

         D.       Employment Agreement and Stock Option Agreement.

                  On August 15, 1996, Mr. Teller and the Company entered into a 5-year employment agreement and a stock option agreement. The employment agreement provides for a base salary, stock options to purchase up to 5 million shares of the Company and various other benefits that are customary for this type of position. Under the stock option agreement, Mr. Teller is granted the right to purchase up to 5 million shares of Common Stock of the Company. The stock option agreement is attached as Exhibit 5 hereto. Pursuant to the 1996 Restricted Stock Plan attached hereto as Exhibit 8, Mr. Teller is awarded up to 500,000 shares of Common Stock of the Company, contingent upon the price of the Common Stock remaining at or above certain price levels.


Item 7.  Material to be Filed as Exhibits.

Exhibit
   No.                     Description
- -------                    -----------

1 Stock Acquisition and Merger Agreement dated as of August 15, 1996, among Wasserstein & Co., Inc., Mr. Alvin N. Teller, Red Ant Box Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P., Alliance Entertainment Corp. and Alliance Acquisition Co., Inc.

2 Stock Purchase Agreement dated as of August 15, 1996 among Wasserstein & Co., Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P. and Mr. Joseph J. Bianco

3 Stock Purchase Agreement dated as of August 15, 1996 among Wasserstein & Co., Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P. and Mr. Anil V. Narang

4 Voting Agreement dated as of August 15, 1996 among Joseph Bianco, John Friedman, Peter Kaufman, Elliot Newman, Robert Marx, Alvin Teller, Bain Capital, Inc., BT Capital Partners, Inc., U.S. Equity Partners L.P., U.S. Equity Partners (Offshore), L.P. and Wasserstein & Co., Inc.

5             Stock Option Agreement dated as of August 15, 1996 between Alvin
              N. Teller and Alliance Entertainment Corp.

6             Joint Filing Agreement among Wasserstein Perella Group, Inc., Mr.
              Teller, Wasserstein & Co., Inc., WP Management Partners, L.L.C., acting on behalf of U.S. Equity Partners, U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P.

7 Instruction Letter dated as of August 27, 1996 from WP Management Partners, L.L.C., U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P. to Alliance Entertainment Corp. and Joseph J. Bianco and Anil K. Narang

8             Alliance Entertainment Corp.-1996 Restricted Stock Plan-
              Award to Alvin N. Teller

                                    Signature


                   After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of the other undersigned.

Date:     August 27, 1996                    WASSERSTEIN PERELLA GROUP, INC.


                                             By________________________________
                                                  Name:
                                                  Title:


                                             WASSERSTEIN & CO. INC.


                                             By________________________________
                                                  Name:
                                                  Title:


                                             WP MANAGEMENT PARTNERS, L.L.C.


                                             By________________________________
                                                  Name:
                                                  Title:

                                           ALVIN N. TELLER



                                           __________________________________



                                           U.S. EQUITY PARTNERS, L.P.

                                           By  WP MANAGEMENT PARTNERS, L.L.C.
                                               Its Sole General Partner


                                           By________________________________
                                                Name:
                                                Title:



                                           U.S. EQUITY PARTNERS (OFFSHORE), L.P.

                                           By  WP MANAGEMENT PARTNERS, L.L.C.
                                               Its Sole General Partner


                                           By________________________________
                                                Name:
                                                Title:

                                                                     SCHEDULE I

                           Information with Respect to
        Directors and Executive Officers of WPG, WCI, WPMP and VENTURES, Members of WPMP, and General Partners of USEP Delaware and USEP Offshore


                   Each of the individuals listed below is a United States citizen, except Mr. Takasu, who is a citizen of Japan. The business address of each such individual is 31 West 52nd Street, 27th Floor, New York, New York 10019-6163.


WPG

          Directors. Certain information with respect to each of the directors is set forth below.

                   Michael J. Biondi is Vice-President, Treasurer and Chief Operating Officer of WPG, a Director and a Vice President of Cypress Ventures, Inc. and WCI.

                   Frederic M. Seegal is the President of WPG.

                   Bruce Wasserstein is Chairman of the Board and Chief Executive Officer of WPG.

                   Kazuhiro Takasu.

          Executive Officers. Certain information with respect to each of the executive officers who is not also a director is set forth below.

                   Ashish Bhutani is Deputy Chairman.

                   Vincent J. Capurso is a Vice President and Director of Taxes of WPG, WP Management Partners, L.L.C., Cypress Ventures, Inc., and WCI.

                   Lee Siegel is the Assistant Secretary of Cypress Ventures, Inc., General Counsel and Assistant Secretary of WPG and Assistant Secretary of WCI.

                   James C. Kingsbery is the Secretary and Treasurer of WCI and Cypress Ventures, Inc., Secretary of WP Management Partners, L.L.C. and Chief Financial Officer and Secretary of WPG.

                   John M. Donovan is the Deputy General Counsel and Director of Compliance.

WCI

          Directors. Certain information with respect to each of the directors is set forth below.

                   Michael J. Biondi is a Director, Vice President, Treasurer and Chief Operating Officer of Wasserstein Perella Group, Inc., a Director and a Vice President of Cypress Ventures, Inc. and Vice President of WCI.

                   Randall J. Weisenburger is President and Chief Executive Officer of WP Management Partners, L.L.C., a Director and a Vice President of Cypress Ventures, Inc., President and Chief Operating Officer of WCI.

                   W. Townsend Ziebold, Jr. is Vice President of WP Management Partners, L.L.C., a Director and President of Cypress Ventures, Inc., and Vice President of WCI.

                   George L. Majoros is a Vice President of WP Management Partners, L.L.C. and Vice President of WCI.


          Executive Officers. Certain information with respect to each of the executive officers who is not also a director is set forth below.

                   Vincent J. Capurso is a Vice President and Director of Taxes of WPG, WP Management Partners, L.L.C., Cypress Ventures, Inc., and WCI.

                   Lee Siegel is the Assistant Secretary of Cypress Ventures, Inc., General Counsel and Assistant Secretary of WPG and Assistant Secretary of WCI.

                   James C. Kingsbery is the Secretary and Treasurer of WCI and Cypress Ventures, Inc., Secretary of WP Management Partners, L.L.C. and Chief Financial Officer and Secretary of WPG.


WPMP

          Members. Certain information with respect to each of the members is set forth below.

                   Cypress Ventures, Inc. has a 1% membership interest in WPMP.

                   Wasserstein & Co., Inc. has a 99% membership interest in WPMP.

          Executive Officers. Certain information with respect to each of the executive officers is set forth below.

                   Randall J. Weisenburger is President and Chief Executive Officer of WP Management Partners, L.L.C., Director and Vice President of Cypress Ventures, Inc. and Director, President and Chief Operating Officer of WCI.

                   W. Townsend Ziebold, Jr. is Vice President of WP Management Partners, L.L.C., Director and President of Cypress Ventures, Inc., and a Director and Vice President of WCI.

                   George L. Majoros is a Vice President of WP Management Partners, L.L.C. and a Director and Vice President of WCI.

                   Vincent J. Capurso is Vice President and Director of Taxes of WPG, WP Management Partners, L.L.C., Cypress Ventures, Inc., and WCI.

                   Lee Siegel is Assistant Secretary of Cypress Ventures, Inc., General Counsel and Assistant Secretary of WPG and Assistant Secretary of WCI.

                   James C. Kingsbery is Secretary and Treasurer of WCI and Cypress Ventures, Inc., Secretary of WP Management Partners, L.L.C. and Chief Financial Officer and Secretary of WPG.

                   Robert Mersten is Assistant Secretary.


VENTURES

          Directors. Certain information with respect to each of the directors is set forth below.

                   W. Townsend Ziebold, Jr. is a Vice President of WP Management Partners, L.L.C., a Director and Vice President of WCI and President of Cypress Ventures, Inc.

                   Michael J. Biondi is a Director and Vice President, Treasurer and Chief Operating Officer of WPG, Vice President of Cypress Ventures, Inc. and a Director and Vice President of WCI.

                   Randall J. Weisenburger is President and Chief Executive Officer of WP Management Partners, L.L.C., Vice President of Cypress Ventures, Inc. and Director, President and Chief Operating Officer of WCI.

          Executive Officers. Certain information with respect to each of the executive officers who is not also a director is set forth below.

                   Vincent J. Capurso is a Vice President and Director of Taxes of WPG, WP Management Partners, L.L.C., Cypress Ventures, Inc., and WCI.

                   Lee Siegel is the Assistant Secretary for Cypress Ventures, Inc., General Counsel and Assistant Secretary of WPG and Assistant Secretary of WCI.

                   James C. Kingsbery is Secretary and Treasurer of WCI and Cypress Ventures, Inc., Secretary of WP Management Partners, L.L.C. and Chief Financial Officer and Secretary of WPG.


USEP DELAWARE

          General Partner

          WP Management Partners, L.L.C. is the sole general partner of USEP Delaware.


USEP OFFSHORE

          General Partner

          WP Management Partners, L.L.C. is the sole general partner of USEP Offshore.

                                INDEX TO EXHIBITS

      Exhibit
        No.                   Description
      -------                 -----------

         1        Stock Acquisition and Merger Agreement dated as of
                  August 15, 1996, among Wasserstein & Co., Inc., Mr. Alvin
                  N. Teller, Red Ant Box Inc., U.S. Equity Partners, L.P.,
                  U.S. Equity Partners (Offshore), L.P., Alliance Entertainment Corp. and Alliance Acquisition Co., Inc.

         2 Stock Purchase Agreement dated as of August 15, 1996 among Wasserstein & Co., Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P. and Mr. Joseph J. Bianco

         3 Stock Purchase Agreement dated as of August 15, 1996 among Wasserstein & Co., Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P. and Mr. Anil V. Narang

         4        Voting Agreement dated as of August 15, 1996 among
                  Joseph Bianco, John Friedman, Peter Kaufman, Elliot
                  Newman, Robert Marx, Alvin Teller, Bain Capital, Inc., BT Capital Partners, Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P. and Wasserstein & Co., Inc.

         5 Stock Option Agreement dated as of August 15, 1996 between Alvin N. Teller and Alliance Entertainment Corp.

         6 Joint Filing Agreement among Wasserstein Perella Group, Inc., Mr. Teller, Wasserstein & Co., Inc., WP Management Partners, L.L.C., acting on behalf of U.S. Equity Partners, U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P.

         7 Instruction Letter dated as of August 27, 1996 from WP Management Partners, L.L.C., U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P. to Alliance Entertainment Corp. and Joseph J. Bianco and Anil K. Narang

         8 Alliance Entertainment Corp.-1996 Restricted Stock Plan-Award to Alvin N. Teller

                                   EXHIBIT 1

   STOCK ACQUISITION AND MERGER AGREEMENT DATED AS OF AUGUST 15, 1996, AMONG WASSERSTEIN & CO., INC., MR. ALVIN N. TELLER, RED ANT BOX INC., U.S. EQUITY
 PARTNERS, L.P., U.S. EQUITY PARTNERS (OFFSHORE), L.P., ALLIANCE ENTERTAINMENT
                   CORP., AND ALLIANCE ACQUISITION CO., INC.

                     STOCK ACQUISITION AND MERGER AGREEMENT


          STOCK ACQUISITION AND MERGER AGREEMENT, dated as of August 15, 1996 (the "Agreement"), by and among Alvin N. Teller ("AT"), Wasserstein & Co., Inc., a Delaware corporation ("WCI"), U.S. Equity Partners, L.P., a Delaware limited partnership ("USEP Delaware"), U.S. Equity Partners (Offshore), L.P., a Cayman Islands limited partnership ("USEP Offshore" and, together with USEP Delaware, "USEP"), Red Ant Box, Inc., a Delaware corporation ("AT Sub"), Alliance Entertainment Corp., a Delaware corporation (the "Company"), and Alliance Acquisition Co. Inc., a Delaware corporation wholly owned by the Company ("Acquisition Sub").

                                    RECITALS

          WHEREAS, AT Sub and Red Ant Holdings, Inc., a Delaware corporation ("WPI"), either directly or indirectly through wholly-owned subsidiaries are the sole members of Red Ant, L.L.C., a Delaware limited liability company ("RA");

          WHEREAS, AT, WCI and USEP desire to transfer to the Company, and the Company wishes to acquire, all of the stock interests in AT Sub and WPI in exchange for Common Stock of the Company, all upon the terms and subject to the conditions of this Agreement;

          WHEREAS, the parties intend that the acquisitions of AT Sub and WPI be characterized as tax-free reorganizations within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; and

          WHEREAS, AT, WCI, AT Sub, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions described above.

          NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions herein, the parties hereto agree as follows:

          1.   MERGER.

          1.1. The Merger. (a) In accordance with the provisions of this Agreement and the General Corporation Law of the State of Delaware ("DGCL"), at the Closing Date (as defined in

Section 2.3 hereof), Acquisition Sub shall be merged with and into AT Sub (the "Merger"), and AT Sub shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Delaware. The name of the Surviving Corporation shall be "Red Ant Box, Inc." At the Effective Date (as defined in Section 1.3 hereof) the separate existence of the Acquisition Sub shall cease.

            (b) The Surviving Corporation shall possess all the rights, privileges, immunities, powers and purposes of each of Acquisition Sub and AT Sub (referred to collectively herein sometimes as the "Constituent Corporations") and shall by operation of law assume and be liable for all the liabilities, obligations and penalties of each of the Constituent Corporations.

            1.2. Filing. As soon as practicable after the satisfaction or waiver of the conditions set forth in Section 7 and Section 8 hereof, AT and the Company will cause a Certificate of Merger in compliance with the provisions of
Section 264 of the DGCL (the "Certificate of Merger") to be executed and filed with the Secretary of State of the State of Delaware, and shall take any and all other lawful actions and do any and all other lawful things to cause the Merger to become effective.

            1.3. Effective Date of the Merger. The Merger shall become effective immediately upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. The date of such filing is herein sometimes referred to as the "Effective Date" and the time of such filing is herein sometimes referred to as the "Effective Time." The Effective Date shall occur on the Closing Date (as defined in Section 2.3 hereof). Both the Merger and the Acquisition (as defined in Section 2.1 hereof) shall close simultaneously.

            1.4. Articles of Incorporation. Upon the effectiveness of the Merger, the Articles of Incorporation of Acquisition Sub, as in effect immediately prior to the Effective Date, shall continue to be in full force and effect as the Articles of Incorporation of the Surviving Corporation, except to the extent amended to reflect the change in corporate name, until thereafter amended as provided therein or by the DGCL.

            1.5. By-laws. Upon the effectiveness of the Merger, the By-laws of Acquisition Sub as in effect immediately prior to the Effective Date shall continue to be in full force and effect as the By-laws of the Surviving Corporation until thereafter amended or repealed from time to time by the Board of Directors of the Surviving Corporation.

            1.6. Directors and Officers. The directors and officers of Acquisition Sub immediately prior to the Effective Date shall be the directors and officers of the Surviving Corporation and will hold office from and after the Effective Date until their respective successors are duly elected or appointed and qualify in the manner provided in the Certificate of Incorporation and By-laws of the Surviving Corporation, or as otherwise provided by law.

            1.7. Further Assurances. If, at any time after the Effective Date, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Constituent Corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of the Constituent Corporations or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of the Constituent Corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

            1.8. Conversion of Shares. At the Effective Time (i) each share of capital stock of AT Sub held by AT shall be cancelled and converted into (a) 7,608.23 shares of Common Stock, par value $.0001 per share, of the Company ("Common Stock") aggregating 760,823 shares and (b) the right to receive up to 10,000 additional shares of Common Stock, aggregating 1,000,000 shares (the "Contingent Stock") upon the terms and conditions set forth in Section 1.9 below, subject to adjustment pursuant to Section 3 hereof, and (ii) each share of capital stock of Acquisition Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of capital stock of the Surviving Corporation with the same rights and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

            1.9.  Contingent Stock.

            (a) Tranche 1. If, at any time during the period of two years following the Closing Date, the price of the Common Stock remains at or above any of the Target Contingent Acquisition Prices indicated on the schedule below for any 25 trading days out of a period of 30 consecutive trading days, then AT shall be entitled to receive the corresponding percentage of 500,000 shares of Common Stock (the "Tranche 1 Contingent Stock"):

            Tranche 1 Contingent Stock Schedule

            Target Contingent       % of Tranche 1 Contingent
            Acquisition Price               Stock

                  $ 9.00                       25.00%
                  $ 9.25                       31.25%
                  $ 9.50                       37.50%
                  $ 9.75                       43.75%
                  $10.00                       50.00%
                  $10.25                       56.25%
                  $10.50                       63.50%
                  $10.75                       69.75%
                  $11.00                       75.00%
                  $11.25                       81.25%
                  $11.50                       87.50%
                  $11.75                       93.75%
                  $12.00                      100.00%

            (b) Tranche 2. If, at any time during the period of four years following the Closing Date, the price of the Common Stock remains at or above any of the Target Contingent Acquisition Prices indicated on the schedule below for any 85 trading days out of a period of 90 consecutive trading days, then AT shall be entitled to receive the corresponding percentage of 500,000 shares of Common Stock (the "Tranche 2 Contingent Stock"):

            Tranche 2 Contingent Stock Schedule

            Target Contingent       % of Tranche 2 Contingent
            Acquisition Price               Stock

                  $13.00                       50.00%
                  $13.50                       56.25%
                  $14.00                       62.50%
                  $14.50                       68.75%
                  $15.00                       75.00%
                  $15.50                       81.25%
                  $16.00                       87.50%
                  $16.50                       93.75%
                  $17.00                      100.00%

            (c)  Additional Provisions.  The issuance of
      Contingent Stock pursuant to this Section 1.9 shall be subject to the terms and conditions contained in Section 3 hereof.

            (d) AT's rights to any Contingent Stock pursuant to this Section 1.9 shall not be transferable or assignable, except by operation of law, and except to a trust for the benefit of AT, his wife, and/or any of the children of either, provided that such assignees shall agree to be bound by the terms of this Agreement.

            2.    SHARE EXCHANGE.

            2.1. Exchange. Subject to the terms and conditions of this Agreement, and in consideration of the Exchange Consideration specified in
Section 2.2 hereof, on the Closing Date (as defined below), WCI and USEP shall transfer to the Company all of the issued and outstanding shares of capital stock of WPI, free and clear of all liens and encumbrances (the "Acquisition").

            2.2. Exchange Consideration. The consideration for the Acquisition (the "Exchange Consideration") shall be (i) 5,957,928 shares of Common Stock, of which 2,220,266 shares shall be delivered to WCI and 3,737,662 shares shall be delivered to USEP Delaware and USEP Offshore, pro rata with respect to their holdings of shares of WPI, and (ii) the right to receive additional shares of Common Stock upon the terms and conditions set forth in Section 2.4 hereof.

            2.3. Closing. The Closing shall occur at 10:00 A.M. on August 26, 1996 or such other date that the conditions set forth in Section 7.2 have been satisfied or waived (the "Closing Date") at the offices of Cahill Gordon & Reindel, 80 Pine Street, New York, New York, or at such other time and place as the parties hereto mutually agree.

            2.4.  Contingent Stock.

            (a) Tranche 1. If, at any time during the period of two years following the Closing Date, the price of the Common Stock remains at or above any of the Target Contingent Acquisition Prices indicated on the schedule below for any 25 trading days out of a period of 30 consecutive trading days, then WCI and USEP shall be entitled to receive the corresponding percentage of 277,500 shares and 472,500 shares, respectively, of Common Stock (the "Tranche 1 Contingent Stock"):

            Tranche 1 Contingent Stock Schedule

            Target Contingent       % of Tranche 1 Contingent
            Acquisition Price               Stock

                  $ 9.00                       25.00%
                  $ 9.25                       31.25%
                  $ 9.50                       37.50%
                  $ 9.75                       43.75%
                  $10.00                       50.00%
                  $10.25                       56.25%
                  $10.50                       63.50%
                  $10.75                       69.75%
                  $11.00                       75.00%
                  $11.25                       81.25%
                  $11.50                       87.50%
                  $11.75                       93.75%
                  $12.00                      100.00%

            (b) Tranche 2. If, at any time during the period of four years following the Closing Date, the price of the Common Stock remains at or above any of the Target Contingent Acquisition Prices indicated on the schedule below for any 85 trading days out of a period of 90 consecutive trading days, then WCI and USEP shall be entitled to receive the corresponding percentage of 277,500 shares and 472,500 shares, respectively, of Common Stock (the "Tranche 2 Contingent Stock"):

            Tranche 2 Contingent Stock Schedule

            Target Contingent       % of Tranche 2 Contingent
            Acquisition Price               Stock

                  $13.00                       50.00%
                  $13.50                       56.25%
                  $14.00                       62.50%
                  $14.50                       68.75%
                  $15.00                       75.00%
                  $15.50                       81.25%
                  $16.00                       87.50%
                  $16.50                       93.75%
                  $17.00                      100.00%

            (c)  Additional Provisions.  The issuance of
      Contingent Stock pursuant to this Section 2.4 shall be subject to the terms and conditions contained in Section 3 hereof.

            3.    ADDITIONAL CONTINGENT STOCK PROVISIONS

            3.1. Change of Control. In the event of a Change of Control, AT, WCI and USEP shall be entitled to receive all of the Tranche 1 Contingent Stock and the Tranche 2 Contingent Stock issuable to them pursuant to Section 1.9 and
Section 2.4 hereof. As used in this Agreement, "Change of Control" shall mean
(i) the acquisition of all or substantially all of the assets of the Company,
(ii) the acquisition by any party (or group, as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) not currently a holder of more than 5% of the outstanding Common Stock of the Company of more than 50% of the outstanding Common Stock of the Company,
(iii) any merger, combination, consolidation or similar transaction involving the Company following which the holders of Common Stock of the Company immediately prior to such transaction will not own more than 50% of the Common Stock of the Company.

            3.2. Certain Events. In the event that either (a) at any time the Common Stock of the Company is no longer required to be registered pursuant to Section 12(b) of the 1934 Act or (b) the stockholders of the Company have not approved this Agreement and the transactions contemplated hereby (as contemplated by Section 9.10 below) by the later of (i) ninety days from the Closing Date or (ii) the time AT, WCI, USEP are eligible to receive contingent consideration pursuant to Sections 1.9 and 2.4 hereof, the Company shall engage an investment bank unaffiliated with the Company (which investment bank shall be reasonably acceptable to AT and WCI) to develop a method of equivalent consideration for AT, WCI and USEP in accordance with the essential intent and principles of Sections 1.9 and 2.4 hereof; provided, however, that in the case of clause (b) above, the Company shall issue the maximum amount of Contingent Shares it is entitled to issue without stockholder approval in accordance with applicable rules and regulations and such investment bank shall only evaluate equivalent consideration in respect of Contingent Stock that cannot be so issued.

            3.3. Stockholder Vote. Any acquisition of Contingent Stock by AT, WCI and USEP pursuant to Section 1.9 or Section 2.4 hereof shall be contingent upon the prior approval of this Agreement and the transactions contemplated hereby by the stockholders of the Company for purposes of compliance with the rules and regulations of the New York Stock Exchange as contemplated in Section
9.10 hereof.

            3.4. Adjustments. In the event that the Company shall at any time
(a) subdivide (by any stock split, stock dividend or otherwise) one or more classes of its outstanding Common Stock into a greater number of shares of Common Stock, (b) combine (by reverse stock split or otherwise) one or more classes of its outstanding Common Stock into a smaller number of shares or (c) pay any extraordinary cash dividend on one or more classes of its outstanding Common Stock; then the number of shares to be issued pursuant to Sections 1.9 and 2.4 hereof and the target prices shall be proportionately adjusted.

            3.5. Reallocation of Contingent Stock. Notwithstanding any other provision of either Section 1.9 or Section 2.4, in the event in excess of (i) 675,000 shares of Tranche 1 Contingent Stock in aggregate would otherwise be issued pursuant to Section 2.4(a) or (ii) 675,000 shares of Tranche 2 Contingent Stock in aggregate would otherwise be issued pursuant to Section 2.4(b); then the entire number of excess shares shall be issued to AT.

            4. REPRESENTATIONS AND WARRANTIES OF WCI. WCI hereby represents and warrants to the Company that:

            4.1.1 Capitalization of WPI. The total authorized number of shares of WPI is 1,000, of which 100 shares are issued and outstanding. All of the issued and outstanding shares are validly issued, fully paid and nonassessable; there are no other outstanding shares, warrants, scrip, rights, options, calls or any obligations or instruments evidencing the right to purchase or effect a conversion into any shares thereof, nor any agreement, instrument, arrangement, contract, obligation, commitment or understanding relating to the issuance or transfer of any thereof, whether or not such may be authorized, issued or outstanding pertaining to WPI. WCI is the record and beneficial owner of all issued and outstanding shares of capital stock of WPI.

            4.1.2. USEP. As of the Closing Date, USEP Delaware and USEP Offshore are limited partnerships validly existing and in good standing under the laws of the State of Delaware and the Cayman Islands, respectively. All of the outstanding units of the sole general partner of USEP are owned directly or indirectly through a wholly owned subsidiary by WCI.

            4.2. Organization of WPI. WPI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

            4.3. Assets and Liabilities of WPI. As of the Closing Date, WPI will own directly or indirectly 60 units of RA (the "WPI Units"). As of the Closing Date WPI will have good and valid title to the WPI Units, free and clear of any liens, claims or encumbrances and WPI will have no liabilities, contingent or otherwise.

            4.4.  Contracts and Commitments.  Except as set forth on
Schedule 4.4, WPI is not party to any written agreements, instruments, arrangements, oral or written contracts, obligations or commitments.

            4.5. Taxes. (a) All federal, state, local and foreign Tax Returns required to be filed for taxable periods ending on or prior to the Closing Date for, or with respect to the activities of, both WPI and RA have been or will be filed with the appropriate Taxing authority. All such Tax Returns were (and, as to Tax Returns not filed as of the date hereof, will be) in all material respects true, complete and correct, and filed on a timely basis (taking into account proper extensions).

            (b) Both WPI and RA have paid (and, until the Closing Date, will pay), within the time and in the manner prescribed by law and prior to the date on which any fine, penalty, interest or late charge may be added thereto for nonpayment thereof, all Taxes that are due and payable relating to Taxable periods ending on or prior to the Closing Date or with respect to which payment is due on or prior to the Closing Date.

            (c)  There are no Tax liens upon the assets of either WPI or RA.

            (d) Both WPI and RA have complied (and, until the Closing Date, will comply) in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including withholding and reporting requirements under Code sections 1441 through 1464, 3401 through 3406, 6041 and 6049 and similar provisions under any other laws) and have, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper Taxing authorities all amounts required to be so paid. Neither WPI nor RA is liable for any penalties with respect to such withholding and reporting requirements, nor is either liable for any backup withholding.

            (e) Neither WPI nor RA has executed any waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

            (f) No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of either WPI or RA, it being understood that, although the affiliated group of corporations of which Wasserstein Perella Group, Inc. ("WP Parent") is the common parent currently is under audit by the Internal Revenue Service, none of the issues pending or raised in that audit relate specifically to the business or assets of WPI or RA.

            (g) No power of attorney currently in force has been granted by either WPI or RA concerning any Tax matter.

            (h) Neither WPI nor RA has received a Tax Ruling (as defined below) or entered into a Closing Agreement (as defined below) with any Taxing authority that would have a continuing effect after the Closing Date. "Tax Ruling" shall mean a written ruling of a Taxing authority relating to Taxes. "Closing Agreement" shall mean a written and legally binding agreement with a Taxing authority relating to Taxes.

            (i) Any existing agreement relating to the allocation or sharing of Taxes other than pursuant to this Agreement between any affiliate of WCI and RA, on the one hand, and WP Parent and any of its affiliates, on the other hand, will be terminated no later than the Closing Date, with no continuing liability on the part of WPI or RA.

            (j) No property of either WPI or RA is property that it or any party to this transaction is or will be required to treat as being owned by another person pursuant to the provisions of Code section 168(f)(8) (as in effect prior to its amendment by the Tax Reform Act of 1986) or is "tax-exempt use property" within the meaning of Code section 168.

            (k) Neither WPI nor RA is required to include in income any adjustment pursuant to Code section 481(a) by reason of a voluntary change in accounting method initiated by it, and the Internal Revenue Service has not proposed any such adjustment or change in accounting method.

            (l) Neither WPI nor RA has filed (and will not file prior to the Closing Date) a consent pursuant to Code section 341(f), and neither has agreed to have Code section 341(f)(2) apply to any disposition of a subsection (f) asset (as that term is defined in Code section 341(f)(4)) owned by it.

            (m) As of the Closing Date, neither WPI nor RA will be a party to any agreement, contract or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Code section 280G, and no part of any service fee received by WCI or any of its affiliates from WPI or RA on or after the Closing Date will be considered to be an "excess parachute payment" by reason of the application of Code sections 269A and 280G.

            (n) Neither WPI nor RA has engaged in any transaction with WCI, AT or any affiliate of WCI or AT that would result in the recognition of income by it with respect to such transaction for any period ending on or after the Closing Date.

            (o) WPI has never been a member of any affiliated group of corporations within the meaning of Code section

1504(a), other than the group of which WP Parent is the common parent, or any similar group for purposes of any analogous state or local combined or consolidated return.

            (p) WPI has never been a member of an affiliated group of corporations with respect to which an election was made pursuant to Rev. Proc. 95-39, 1995-35 I.R.B. 17, or Rev. Proc. 95-11, 1995-4 I.R.B. 48, to
discontinue filing consolidated returns.

            (q) As of the Closing Date, neither WPI nor RA will be a partner in any partnership, except for WPI's interest in RA.

            (r) The Company will not be required to withhold any taxes upon payment of the Exchange Consideration under this Agreement.

            (s) RA has at all times been classified as a partnership for federal income tax purposes, and not a "publicly traded partnership" within the meaning of Code section 7704(b) and the Treasury Regulations thereunder.

            4.6. Representations True at the Closing Date. The representations and warranties made in this Agreement by WCI with respect to itself, WPI and RA will be true and correct on and as of the Closing Date in all material respects, except that any such representations and warranties which expressly relate to a specified date shall be true and correct in all material respects as of such specified date.

            5. REPRESENTATIONS AND WARRANTIES REGARDING RA. WCI hereby represents and warrants to the Company that:

            5.1. Capitalization of RA. The total authorized and outstanding number of Units of RA is 100. All of the issued and outstanding Units are validly issued, fully paid and nonassessable; there are no other outstanding Units, warrants, scrip, rights, options, calls or any obligations or instruments evidencing the right to purchase or effect a conversion into any Units thereof, nor any agreement, instrument, arrangement, contract, obligation, commitment or understanding relating to the issuance or transfer of any thereof, whether or not such may be authorized, issued or outstanding pertaining to RA. As of the Closing Date, WPI will be the record owner of 60 Units of RA and AT Sub will be the record owner of the remaining 40 Units of RA.

            5.2. Power and Authority of RA. RA is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. RA has full power and authority to carry on its business and to own or lease its properties as and in the places where such business is now conducted and such properties are now owned, leased or operated.

            5.3. No Conflict. The execution, delivery and performance of this Agreement will not (i) violate any provisions of any federal, state, local or foreign statute, law, ordinance, rule or regulation (herein collectively called "Laws"), judgment, decree or order applicable to RA or (ii) conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute an event which with notice or the lapse of time or both would constitute a default under, or violate or result in the breach of, or create any right of termination or acceleration of any right under, the Limited Liability Company Operating Agreement of RA or any agreement, lease, instrument, arrangement, contract, obligation, commitment, or understanding to which RA is a party or by which any of its properties are bound.

            5.4. Financial Statements. AT and WCI have caused to be prepared and delivered to the Company a balance sheet of RA as of the date of this Agreement in the form of Schedule 5.4 hereto (collectively, the "Financial Statements"). The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be otherwise indicated in the Financial Statements or the notes thereto) and fairly present in all material respects the financial position of RA as of the dates thereof. There are no liabilities of RA, contingent or otherwise, that are not reflected on the Financial Statements or disclosed in Schedule 5.11.

            5.5. No Subsidiaries. As of the Closing Date, RA shall have no subsidiaries, except for Ant Enterprises, Inc. and will not own (or have any commitment with respect to) any equity interest in any corporation, partnership or other enterprise or business, except for Ant Enterprises, Inc.

            5.6. Certificates, etc. Complete and correct copies of the Certificate of Formation of RA, as amended to the date hereof (certified by the Secretary of State of the State of Delaware), and of the Limited Liability Company Agreement of

RA, as amended to the date hereof, have been delivered to the Company by AT and WCI. RA has no minute books or stock books.

            5.7. Due Qualification. RA is not required to be qualified or licensed as a limited liability company authorized to do business in any jurisdictions in which it is not so qualified or licensed, except for those jurisdictions in which the failure to obtain such qualification or licensing would not have a material adverse effect on the financial condition, property or operations of RA.

            5.8. Properties. RA has good and valid title to all the assets shown on the Financial Statements (except for those assets disposed of since that date in the ordinary course of business), free and clear of any material liens, claims and encumbrances.

            5.9. Legal Proceedings, etc. There is no action, suit, claim, proceeding or investigation (whether or not purportedly by or on behalf of RA) pending or, to the best knowledge of WCI, threatened against RA or any of RA's officers or members in connection with the business or affairs of RA (such actions, suits, claims, proceedings or investigations are herein referred to as "Legal Proceedings"), at law or in equity, or before any court or federal, state, county, local or other governmental department, commission, board, agency or administrative body (herein collectively referred to as "Governmental Authorities") or in arbitration or mediation, in which the amount in dispute exceeds or could reasonably be expected to exceed $10,000 or which in the aggregate exceeds or could reasonably be expected to exceed $100,000. RA is not a party in a Legal Proceeding in respect of any claim other than one seeking monetary damages. RA is not subject to any order, writ, injunction or decree of any Governmental Authority.

            5.10. Compliance with Laws. RA has complied with all Laws (including, without limitation, those with respect to wages, hours, equal opportunity, nondiscrimination, immigration, fair credit, insurance, health, safety, environmental protection, land use and quality criteria and standards for air, water, land and hazardous materials, product labeling, warranties and packaging) except to the extent that such failure to comply could not reasonably be expected to have a material adverse effect on the business or prospects of RA. No written notice, citation, summons or order has been received by RA which remains outstanding. RA has not received written notice of any complaint that has been filed, any penalty that has been assessed any investigation or review that is pending or threatened by any Governmental Authority with respect to any alleged violation by RA of any Law or order of any Governmental Authority in connection with the conduct of its business or the operation or maintenance of the real properties leased by RA.

            5.11. Contracts and Commitments. Except as set forth in Schedule
5.11 hereto, there are no written agreements, instruments, arrangements, oral or written contracts, obligations or commitments involving payments by or to RA aggregating more than $10,000 or which might, individually, be material to RA to which RA is a party or by which the properties or assets of RA are bound (herein collectively called "Contracts"). There is no material default by RA under any Contract, and no event has occurred that, with the lapse of time or giving of notice, or both, would constitute a material breach or material default thereof by RA, would cause or permit acceleration of any obligation of RA thereunder, would cause or permit the termination thereof or would materially and adversely affect RA.

            5.12. No Violation. The execution, delivery and performance of this Agreement will not impair in any material respect any right, title or interest of RA under or in respect of any properties, assets, licenses, trademarks, copyrights, intangible assets or Contracts of RA. Except for filings under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act") as provided in Section 9.9, no consent, approval or agreement of any person, party, court, government or entity is required to be obtained by RA in connection with the execution, delivery and performance of the transactions contemplated by this Agreement.

            5.13. Affiliate Transactions with AT, WCI. RA does not do business directly or indirectly with AT or WCI or any entity controlling, controlled by or in common control except as set forth in Schedule 5.13 hereto.

            5.14. Representations True at the Closing Date. The representations and warranties made in this Agreement by WCI will be true and correct on and as of the Closing Date in all material respects, except that any such representations and warranties which expressly relate to a specified date shall be true and correct in all material respects as of such specified date.

            5.15. Brokers. WCI represents and warrants that it has employed no brokers, agents, or finders in carrying on the negotiations relating to this Agreement or to the transactions herein contemplated other than whose fees will have already been paid at the Closing.

            5.16. Subsequent Contributions. (a) WCI and USEP shall contribute to the capital of RA an aggregate amount of $12 million less the reasonable costs of obtaining the letters of credit at the Closing and $5 million on the date that is six months after the Closing Date and (b) WCI and USEP have caused to be issued in favor of RA four standby irrevocable letters of credit issued by Bank of America: (i) one from each of WCI and USEP in the aggregate amount of $12 million which can be drawn on or after the Closing Date and (ii) one from each of WCI and USEP in the aggregate amount of $5 million drawable on or after the date that is six months after the Closing Date, such letters of credit to be in the form attached hereto as Exhibits A-1 and A-2.

            6. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to AT and WCI that:

            6.1. Organizational Documents. The Company has delivered to both AT and WCI an accurate and complete copy of (a) its Restated Certificate of Incorporation and all amendments thereto, certified by the Secretary of State or other comparable authority of the jurisdiction of its incorporation, and (b) its By-laws and all amendments thereto, certified by its Secretary or Assistant Secretary.

            6.2. Existence and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction where failure to so qualify or be in good standing as a foreign corporation could reasonably be expected to have a material adverse effect on its business, operations, prospects, properties or condition (financial or otherwise), or its ability to perform its obligations hereunder.

            6.3. Power and Authority. The Company has all corporate power and authority necessary to own, operate or lease its properties and assets and to conduct its business as now conducted by it. The Company has all corporate power and authority necessary to perform its obligations under this Agreement and the exhibits hereto, and all such agreements to which the Company is a party are valid and binding agreements of the Company enforceable in accordance with their terms.

            6.4. Corporate Action. The Company has taken all corporate action required to authorize the performance of its obligations hereunder and under all documents which are exhibits hereto.

            6.5. Consents; Governmental Approvals. No consent or approval of any person, firm or corporation, and no consent, license, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required to be obtained or made by or on behalf of the Company in connection with the completion of the transactions contemplated by this Agreement and the agreements referenced herein, except for filings under the HSR Act contemplated by Section 9.9 hereof.

            6.6. Absence of Conflicts. The execution, delivery and performance of the obligations of the Company under this Agreement and the agreements referenced herein do not and will not (a) conflict with or violate any provision of the Restated Certificate of Incorporation or By-laws of the Company, (b) conflict with or result in a violation, breach or default by the Company under
(i) any provision of any existing statute, law, rule or regulation binding on it or any order, judgment, award, decree, license or authorization of any court or governmental instrumentality, authority, bureau or agency binding on it, which breach or default could reasonably be expected to have a material adverse effect on the present or prospective business, operations, properties, assets or condition (financial or otherwise) of the Company or (ii) any material provision or any mortgage, indenture, lease or other contract, agreement, instrument or undertaking to which it is a party or will be a party immediately after the Closing Date, or by which or to which it or any of its property or assets is now or immediately after the Closing will be bound or subject, or (c) result in the creation or imposition of any lien, encumbrance or other charge on any of its properties or assets.

            6.7. No Defaults. None of the Company or its subsidiaries is, or immediately after the Closing will be, in default under or in violation of (a) its Restated Certificate of Incorporation or By-laws, (b) any agreement or instrument to which it is a party relating to its indebtedness for borrowed money, (c) any other agreement or instrument to which it is a party, (d) any statute, rule, writ, injunction, judgment, decree, order or regulation of any court or governmental authority, having jurisdiction over it, or (e) any license, permit, certification or approval requirement of any customer, supplier, governmental authority or other person, in the case of (c), (d) or (e) above, in any way that could reasonably be expected to have a material adverse effect on the present or prospective business, operations, properties, assets or condition (financial or otherwise) of such corporation, or the Company's ability to perform its obligations under this Agreement.

            6.8. Capitalization. As of July 30, 1996, the authorized capital stock of the Company consisted of: (i) 100,000,000 shares of Common Stock, of which (A) 37,956,094 shares are issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, (B) no shares are held in the treasury of the Company, (C) 8,825,277 shares are reserved for future issuance for the exercise of stock options and (D) 1,670,733 shares are reserved for future issuance for the exercise of warrants and (ii) 10,000,000 shares of preferred stock, of which 422,500 shares of Series A Convertible Preferred Stock (initially convertible into 5,827,586 shares of Common Stock) are issued and outstanding. Except as described in Schedule 6.8, no shares of the capital stock or other equity securities of the Company are authorized, issued or outstanding, or reserved for any other purpose, and there are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments of any character (including, without limitation, obligations to issue shares as the deferred purchase price for acquisitions of stock or assets of third parties) to which the Company or any of its subsidiaries is a party relating to the issued or unissued capital stock or other equity securities or ownership interests of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, issue or sell any shares of capital stock or other equity securities or ownership interests of the Company or any of its subsidiaries, by sale, lease, license or otherwise. The Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote or which are convertible into or exercisable for securities having the right to vote with the stockholders of the Company on any matter. There are no outstanding contractual obligations, commitments, understandings or arrangements of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire or make any payment in respect of any shares of capital stock or other equity securities or ownership interests of the Company or any of its subsidiaries. There are no preemptive or similar rights to purchase or otherwise acquire shares of capital stock of the Company. Except as contemplated herein the capitalization of the Company will not change as a result of the transactions contemplated by this Agreement.

            6.9. SEC Documents. (1) The Common Stock of the Company is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission ("SEC") pursuant to the reporting requirements of the Exchange Act, including material filed pursuant to Section 13(a) or 15(d), in addition to one or more registration statements and amendments thereto heretofore filed by the Company with the SEC. The Company has delivered or made available to AT and WP Parent true and complete copies of (i) its annual reports on Form 10-K and quarterly reports on Form 10-Q for its 1994 and 1995 fiscal years, (ii) proxy statements, information and solicitation materials filed by the Company with the SEC since January 1, 1994, and (iii) each other report, registration statement, proxy statement and other document filed with the SEC since the filing of its most recent Form 10-K (all of the foregoing, collectively, the "SEC Documents").

            (2) As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such SEC Documents, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

            6.10. Financial Statements. The financial statements of the Company included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC or other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except (a) as may be otherwise indicated in such financial statements or the notes thereto or (b) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

            6.11. No Material Adverse Change. Since June 30, 1996, the date through which the most recent quarterly report of the Company on Form 10-Q has been prepared and filed with the SEC, a copy of which is included in the SEC Documents, and until the date hereof, there has been no material adverse change in the businesses, properties, prospects, operations or financial condition of the Company and its Subsidiaries, except as otherwise disclosed or reflected in other SEC Documents, or otherwise disclosed to AT and WCI on or before the date hereof.

            6.12. No Undisclosed Events or Circumstances. No event or circumstance has occurred or exists with respect to the Company or its Subsidiaries, or their respective businesses, properties, prospects, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company and which has not been so publicly disclosed or announced, or otherwise disclosed to AT and WCI on or before the date hereof.

            6.13. Brokers. The Company represents and warrants that it has employed no brokers, agents or finders in carrying on the negotiations relating to this Agreement or to the transactions herein contemplated, except as noted on Schedule 6.13 hereof.

            6.14. No General Solicitation. Neither the Company, nor any of its affiliates, nor, to its knowledge, any person acting on its or their behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Common Stock to be issued pursuant to this Agreement.

            6.15. No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the Common Stock to be issued pursuant to this Agreement under the Securities Act of 1933, as amended (the "Securities Act").

            6.16. Certain Agreements. (a) Except as set forth on Schedule 6.16 attached hereto, the Company is not a party to any agreement of any nature whatsoever which in any way restricts, encumbers, impedes or prevents the Company or any affiliate from exploiting or otherwise dealing in any material respect in Properties (as defined below) owned or controlled by the Company or such affiliates.

            (b) No affiliate of the Company is a party to any agreement of any nature whatsoever which in any way restricts, encumbers, impedes or prevents the Company or any other affiliate from exploiting or otherwise dealing in Properties owned or controlled by the Company or such other affiliate.

As used in this Section 6.16, the term "Properties" shall mean all audio recordings, audiovisual recordings, musical compositions and other works of authorship, all performances contained therein and all copyright and other rights in connection therewith.

            6.17. Acquisition Sub. Acquisition Sub is a first tier wholly-owned subsidiary of the Company having no material assets or liabilities.

            6.18. Preservation of Corporate Structure. As of the Closing Date, the Company will have no plan or intention to, following the Closing, (a) liquidate, dissolve or otherwise discontinue the existence of AT Sub, WPI or RA,
(b) discontinue the business operations of AT Sub, WPI or RA in any significant respect, (c) cause AT Sub, WPI or RA to sell, transfer or otherwise dispose of a significant portion of its assets, except for dispositions made in the ordinary course of business, (d) merge AT Sub, WPI or RA with or into another corporation, including the Company or any of its affiliates, (e) sell, distribute or otherwise dispose of the capital stock or interests in AT Sub, WPI or RA, except for transfers described in section 368(a)(2)(C) of the Code, or
(f) issue additional shares of stock (or rights to acquire shares of stock) of AT Sub or WPI that would result in the Company losing control of AT Sub or WPI within the meaning of section 368(c) of the Code.

            6.19. Representations True at the Closing Date. The representations and warranties made in this Agreement by the Company will be true and correct on and as of the Closing Date in all material respects, except that any such representations and warranties which expressly relate to a specified date shall be true and correct in all material respects of such specified date.

            7. CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligations of the Company under this Agreement to consummate the Merger and the Acquisition are subject to the satisfaction or waiver of each of the conditions in this
Section 7 prior to or on the Closing Date.

            7.1. Legal Proceedings. There shall not be any investigation (formal or informal) or any action or proceeding by, or any order issued by, any Governmental Authority which seeks to restrain, prohibit or invalidate, or which is reasonably likely to result in the payment of substantial damages in respect of, any of the transactions contemplated hereby.

            7.2. HSR Act. The waiting period applicable to the consummation of the Merger and the Acquisition under the HSR Act shall have expired or been terminated.

            7.3. AT Employment Agreement. AT shall have executed and delivered the Employment Agreement substantially in the form of Exhibit C hereto (the "AT Employment Agreement").

            7.4. Stock Purchase. WCI and USEP shall have executed stock purchase agreements for an aggregate of 1,850,000 shares of Common Stock for a consideration of $6.00 per share in the form of the Stock Purchase Agreements in the form of Exhibits D-1 and D-2 hereto.

            7.5. Release by Holders of Units. Each of the holders of Units in RA shall have delivered to RA releases of all claims against RA.

            7.6. Termination of Employment Arrangements. All employment arrangements between RA and AT shall have been terminated.

            7.7. Voting Agreement. The Voting Agreement dated as of the date hereof in the form of Exhibit E hereto (the "Voting Agreement") shall have been executed and delivered by the parties thereto.

            7.8. Revised and Restated Employment Agreements. The Revised and Restated Employment Agreements between the Company and Joseph Bianco,
Anil Narang and Elliot Newman in the
forms attached hereto as Exhibits F-1, F-2 and F-3 shall have been executed and delivered.

            7.9. Restated By-laws. The By-laws of the Company shall have been amended to read as set forth in Exhibit G hereto.

            8. CONDITIONS TO THE OBLIGATIONS OF AT AND WCI. The obligations of AT and WCI under this Agreement to consummate the Merger and the Acquisition are subject to the satisfaction or waiver of each of the following conditions prior to or on the Closing Date:

            8.1. Legal Proceedings. There shall not be any investigation (formal or informal) or any action or proceeding by or any order issued by any Governmental Authority which seeks to restrain, prohibit or invalidate, or which is reasonably likely to result in the payment of substantial damages in respect of, any of the transactions contemplated hereby.

            8.2. AT Employment Agreement. The Company shall have executed and delivered the AT Employment Agreement.

            8.3. Voting Agreement. The Voting Agreement dated as of the date hereof in the form of Exhibit E hereto shall have been executed and delivered by all the parties thereto.

            8.4. HSR Act. The waiting period applicable to the consummation of the Merger and the Acquisition under the HSR Act shall have expired or been terminated.

            8.5. Board of Directors. The persons listed on Schedule 8.5(a) shall have resigned from the Company's Board of Directors and the persons listed on
Schedule 8.5(b) shall have been appointed members of the Board of Directors of the Company.

            8.6. Restated By-laws. The By-laws of the Company shall have been amended to read as set forth in Exhibit G hereto.

            8.7. Revised and Restated Employment Agreements. The Revised and Restated Employment Agreements between the Company and Joseph Bianco, Anil Narang and Elliot Newman in the forms attached hereto as Exhibits F-1, F-2 and F-3 shall have been executed and delivered.

            8.8. Engagement Letter. The Engagement Letter dated the date hereof in the form of Exhibit J shall have been executed and delivered by the Company.

            9.    OTHER AGREEMENTS.

            9.1. Reservation of Common Stock. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of issuance of Contingent Stock such number of shares of Common Stock issuable upon the contingencies described in Section 1.9 and Section 2.4 hereof. All shares of Common Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Company shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation. The Company shall not authorize or issue any class of its common stock other than the Common Stock.

            9.2. Board Seats. (a) So long as WCI or any direct or indirect wholly owned subsidiary of WCI or any limited partnership of which any such subsidiary is the general partner ("WCI Entity") hold an aggregate of 3,900,000 shares of Common Stock (subject to adjustment for stock splits, combinations and recapitalizations), WCI shall have the right to (i) select two representatives to be elected to the Company's Board of Directors and the Company shall nominate such representatives for election to the Board of Directors and (ii) designate one such representative as the Deputy Chairman. So long as WCI Entities hold an aggregate of 780,000 shares of Common Stock, WCI shall have the right to select one representative to be elected to the Company's Board of Directors and the Company shall nominate such representative for election to the Board of Directors.

            (b) So long as AT is the beneficial owner (as defined in the Exchange Act) of 380,400 shares of Common Stock (subject to adjustment for stock splits, combinations, and recapitalizations), AT shall have the right to select one representative to be elected to the Company's Board of Directors and the Company shall nominate such representative for election to the Board of Directors. In addition, so long as AT is chief executive officer of the Company, AT shall have the right to select an additional representative for election to the Board of Directors commencing with the filling of the first vacancy to occur on the Board of Directors after the Closing Date.

            (c) The Company shall use its best efforts to cause the representatives of WCI and AT to be elected to the Board of Directors and shall not take any action which would diminish the prospects of such representatives being elected to the Board of Directors. All out-of-pocket expenses of such board members incurred in connection with attending regular and special board meetings and any meeting of any board committee shall be paid by the Company, and such board members shall receive the same compensation for serving as a director as is given to the other board members who are not officers of the Company.

            9.3. Furnishing of Information. So long as either of AT or WCI has the right to select a director of the Company pursuant to Section 9.2 hereof, the Company shall furnish to such party promptly upon becoming available one copy of each financial statement, report, notice or proxy statement sent by the Company to its creditors or stockholders and one copy of each regular or periodic report (including any report on Form 8-K), and any registration statement or prospectus, together with any amendments required to be made with respect thereto, filed by the Company with the SEC, or any successor thereto, or with any securities exchange.

            9.4. Registration Rights. The Company agrees to use its best efforts to maintain with respect to the Common Stock to be received by AT, USEP and WCI pursuant to the terms of this Agreement an effective registration statement under the Securities Act and a current prospectus relating thereto, and effective registration statements or qualifications under the securities laws of AT's, USEP's and WCI's state of residence for a period equal to the longer of
(a) five (5) years after the date hereof or (b) as long as either AT, USEP or WCI is an affiliate of the Company within the meaning of Rule 144 of the Securities Act. The Company hereby grants to WCI, USEP and AT the registration rights set forth in Exhibit I hereto. The rights of WCI, USEP and AT pursuant to this Section 9.4 are assignable to any pledgee or transferee of the shares of Common Stock held by USEP, WCI or AT.

            9.5. Inspection of Records. (a) From the date of this Agreement until the Closing Date, AT, WCI and the Company will give each other and their authorized representatives (including counsel, environmental and other consultants, accountants and auditors, and lenders and prospective lenders and their counsel) full access during normal business hours to all facilities, personnel and operations and to all books and records of RA, AT Sub, WPI and the Company, as the case may be, will permit AT, WCI and the Company to make such inspections as it may reasonably require and will cause their respective officers or representatives to furnish such parties with such financial and operating data and other information with respect to the business and properties of RA, AT Sub, WPI or the Company as such party may from time to time reasonably request.

            (b) The Company, AT and WCI will hold and will cause their respective officers, directors, consultants and advisors to hold in strict confidence pursuant to the Confidentiality Agreement dated July 26, 1996 among the Company, WPI, RA and AT (the "Confidentiality Agreement") all documents and information concerning RA and the Company furnished to such parties in connection with the transactions contemplated by this Agreement. With respect to any information (whether oral or written) conveyed to AT, WCI or their agents by the Company or its agents, or conveyed to the Company or its agents by AT, WCI or their agents, such information shall be held confidential in the manner and to the extent provided in the Confidentiality Agreement.

            9.6. Preservation of Business Organization. (a) RA. Except as otherwise contemplated by this Agreement, at all times prior to and including the Closing Date, (A) RA shall (i) preserve its business organization substantially intact, (ii) cause its business to be managed in accordance with the best interest of such business and substantially as heretofore managed and conducted, and (iii) use its best efforts, to the extent that it is in the best interest of the business, to keep available to the Company the services of the present officers and employees of RA and to preserve the present relationships and goodwill of the suppliers and others having business relationships with RA; and (B) without limiting the generality of the foregoing, RA shall not, without the prior written consent of the Company, and except as otherwise contemplated by this Agreement, (i) dispose of any of its assets or properties or incur any obligation or liability other than as required in connection with this Agreement, or in arm's-length transactions in the usual and ordinary course of business consistent with the business practices heretofore followed by RA; (ii) take or suffer any action which may adversely affect the goodwill or the normal conduct of its business; (iii) make any change in the certificate of formation or Limited Liability Company Agreement of RA; (iv) make any distribution in respect of, or any direct or indirect retirement, redemption, purchase or other acquisition of, any Units of RA; (v) enter into any contract involving payments aggregating more than $1,000,000, other than contracts for artists in the usual and ordinary course of business consistent with the business practices heretofore followed by RA; (vi) increase salaries of officers and executive personnel of RA; (vii) change any accounting policy now in effect for Tax and financial accounting purposes, except as required by generally accepted accounting principles; (viii) provide for any new pension, welfare, retirement, or other similar retirement benefits for any employee of RA or provide for any increase in any such existing benefits, except in the usual and ordinary course of business consistent with the business practices heretofore followed by RA; (ix) amend or modify any Tax Return; or (x) settle or cancel any debts or claims arising from the conduct of the business and involving an amount exceeding $100,000.

            RA shall notify the Company of any emergency or unanticipated change in the normal course of RA's business which is or may be material thereto and shall keep the Company fully informed of such events and permit their representative to participate in all discussions relating thereto.

            (b) The Company. Except as otherwise contemplated by this Agreement, at all times prior to and including the Closing Date, (A) the Company shall (i) preserve its business organization substantially intact and (ii) cause its business to be managed in accordance with the best interest of such business and substantially as heretofore managed and conducted; and (B) without limiting the generality of the foregoing, the Company shall not, without the prior written consent of AT or WP Parent, and except as otherwise contemplated by this Agreement, (i) dispose of any of its assets or properties or incur any obligation or liability other than as required in connection with this Agreement, or in arm's-length transactions in the usual and ordinary course of business consistent with the business practices heretofore followed by the Company; (ii) take or suffer any action which may adversely affect the goodwill or the normal conduct of its business; (iii) make any change in its certificate of incorporation or bylaws; (iv) pay any dividend or make any other distribution in respect of, or any direct or indirect retirement, redemption, purchase or other acquisition of, any shares of the Company; (v) enter into any contract involving payments aggregating more than $500,000 (except as set forth in Schedule 9.6) other than contracts for the purchase of product in the usual and ordinary course of business consistent with the business practices heretofore followed by the Company; (vi) increase salaries of officers and executive personnel of the Company; (vii) change any accounting policy now in effect, except as required by generally accepted accounting principles; (viii) provide for any new pension, welfare, retirement, or other similar retirement benefits for any employee of the Company or provide for any increase in any such existing benefits, except in the usual and ordinary course of business consistent with the business practices heretofore followed by the Company; or
(ix) settle or cancel any debts or claims arising from the conduct of the business and involving an amount exceeding $500,000, except for claims arising from contracts for purchase of merchandise, inventory in the usual and ordinary course of business consistent with the business practice heretofore followed by the Company; or (x) take any action which would cause the representations and warranties contained in Section 6 to not be true and correct in all respects.

            The Company shall notify AT and WCI of any emergency or unanticipated change in the normal course of the Company's business which is or may be material thereto and shall keep AT and WCI fully informed of such events and permit their representative to participate in all discussions relating thereto.

            9.7. Maintenance of Authorizations. At all times prior to and including the Closing Date, AT and WCI shall use their best efforts with respect to RA, and the Company shall use its best efforts with respect to itself to maintain in full force and effect (and to renew, when required) all licenses, permits, consents and authorizations which are material to the business of RA or the Company, as the case may be, as a whole or the maintenance and operation of its properties and to prosecute diligently any pending applications with respect thereto, to perform all obligations imposed upon RA or the Company, as the case may be, by law and to retain and maintain, consistent with its existing policies and practices, substantially in accordance with generally accepted industry practices, all the property used in the operation of RA's or the Company's business.

            9.8. No Publicity. AT, WCI and the Company covenant and agree not to disclose this Agreement and schedules or exhibits hereto or the transactions contemplated hereby and thereby to third parties without the consent of the other parties hereto, except as (i) may be required by law; or (ii) may be required by disclosure requirements as determined by the Company in good faith from time to time, following consultation with AT and WCI.

            9.9. HSR Approval. The parties hereto shall each use all reasonable efforts to furnish information and file such documents as may be required to comply with the HSR Act. The parties will use all reasonable efforts to file their respective notification forms under the HSR Act (if the same has not been filed prior to the date hereof as soon as possible) of this Agreement, and to promptly comply with all requests, if any, of the Federal Trade Commission ("FTC") and the Director of Operations of the Antitrust Division of the Department of Justice ("Justice") for additional information and documentation and to furnish such additional information and documentation in accordance with requirements and requests applicable thereto unless in the opinion of counsel for AT, WCI or the Company such information and documentation are not required to be produced.

            9.10. Contingent Stock/Stockholder Vote. The Company agrees to use its best efforts to obtain the approval of this Agreement and the transactions contemplated hereby by the stockholders of the Company as soon as practicable for purposes of compliance with the rules and regulations of the New York Stock Exchange so as to permit AT, USEP or WCI to receive Contingent Stock pursuant to the terms of Section 1.9 or 2.4 of this Agreement. The Company will not, prior to the record date for such stockholder approval, issue any voting equity securities other than pursuant to commitments existing on the date hereof and referred to in Section 6.8. Such record date shall be the Closing Date or as soon thereafter as practicable.

            9.11. Restrictions on Corporate Action. In addition to any other approvals or consents required by law, the Company shall not take any of the following actions without the prior written consent of WCI and AT:

            (a) the amendment or restatement of the Certificate of Incorporation of the Company;

            (b) (i) the dissolution, liquidation or winding up of the Company or
      (ii) the commencement of a voluntary proceeding seeking reorganization or other relief with respect to the Company under any bankruptcy or other similar law or seeking the appointment of a trustee, receiver, custodian or other similar official of the Company or any substantial part of their property, or the making by the Company of a general assignment for the benefit of creditors; and

            (c) (i) any merger, consolidation or combination involving the Company, or (ii) the sale, transfer, lease, sublease, license, contribution to a joint venture, partnership or similar arrangements or
      (iii) other disposition by the Company to a third party of, in the case of clauses (i), (ii) and (iii), substantially all of its property or assets, real, personal or mixed (including leasehold interests and intangible assets).

provided, however, that in the event that (a) WCI Entities shall hold in the aggregate (i) less than 3,900,000 shares (subject to adjustment for stock splits, combinations and recapitalization) of Common Stock or (ii) WCI Entities shall in the aggregate hold less than 5,800,000 shares (subject to adjustment for stock splits, combinations and recapitalization) and such amount is less than 4.1% of the fully diluted shares of Common Stock of the Company (treating all outstanding options, warrants or convertible securities as being exercised or converted, but not taking into account the Contingent Shares), then WCI's consent shall no longer be required hereunder, or (b) AT shall beneficially own less than 380,400 shares (subject to adjustment for stock splits, combinations and recapitalizations) of Common Stock, then AT's consent shall no longer be required hereunder.

            9.12. Life Insurance. AT and WCI agree to use reasonable efforts to obtain a key man life insurance policy on the life of AT with a death benefit of at least $25 million payable to the Company, the premium of which will be paid for by RA.

            9.13. New Board of Directors. The Company shall use its best efforts to cause, prior to the Closing Date, the composition of the Board of Directors as listed on Schedule 8.5 (a) to be changed to consist of the Persons set forth on Schedule 8.5(b) appointed to the Board of Directors of the Company.

            9.14. General. Each of the parties will use its reasonable efforts to take all action and to do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Sections 7 and 8 hereof).

            10.   INVESTMENT REPRESENTATION.

            10.1. Securities Act. Each of AT, USEP and WCI acknowledges that (a) the securities being acquired by it pursuant to this Agreement ("Acquisition Securities") are not being registered under the Securities Act on the ground that the issuance thereof is exempt from registration under Section 4(2) of the Securities Act as not involving any public offering, and (b) the Company's reliance on such exemption is predicated in part on the representation hereby made to it by (i) AT that he is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act and (ii) each of USEP and WCI that it is sophisticated in financial affairs and is able to evaluate the risks inherent in investing in Company securities and is capable of bearing the economic loss of its entire investment, and (iii) AT, USEP and WCI that each is acquiring the Acquisition Securities for investment for its own account, with no present intention of dividing its participation with others or reselling or otherwise distributing the same.

            10.2. Resales. Neither AT nor WCI nor USEP will sell or transfer all or any part of the shares of Common Stock received by them pursuant to this Agreement unless and until it shall first have given notice to the Company describing such sale or transfer and furnished to the Company either (i) an opinion, reasonably satisfactory to counsel skilled in securities matters (selected by AT or WCI and reasonably satisfactory to the Company) to the effect that the proposed sale or transfer may be made without registration under the Securities Act, or (ii) an interpretive letter from the staff of the SEC to the effect that no enforcement action will be recommended if the proposed sale or transfer is made without registration under the Securities Act, in either case accompanied by evidence that such transfer will be in compliance with applicable requirements; provided, however, that the foregoing shall not apply with respect to (1) any transfer pursuant to an effective registration statement under the Securities Act, or pursuant to Rule 144 thereunder, or (2) any transfers between AT and WCI and USEP and any affiliate of any of them, who agrees to be bound by the terms of this Section 10.2.

            10.3. Legends. The Company may place appropriate legends on the certificates for the Common Stock acquired by AT, USEP and WCI hereby concerning the restrictions set forth in this Section 10 and may refuse to transfer any of such Common Stock on its books should the holder thereof attempt to transfer any of them otherwise than in compliance herewith and therewith.

            11. FURTHER ASSURANCES. Each of the parties shall promptly and duly execute and deliver such documents, instruments and other assurances as may be from time to time reasonably necessary or desirable to carry out more effectively the provisions of this Agreement and the transactions contemplated hereby, and to establish and protect the rights created or intended to be created in favor of the parties hereunder.

            12. SURVIVAL OF REPRESENTATIONS. All representations and warranties of the parties contained in this Agreement (i) shall survive the Closing Date until two years from the date hereof (except for the representations contained in Section 4.5 hereof, which shall survive and remain in full force and effect until 60 days following the expiration of the applicable statute of limitations) and (ii) shall be fully applicable and effective whether or not a party relies in fact thereon or has knowledge, acquired either before or after the date hereof and whether from the other party or from its own investigation, of any fact at variance with, or of any breach of, any such representation or warranty.

            13.   INDEMNIFICATION.

            13.1. Damages Defined. "Damages" shall mean the full excess of the amount of all liability, loss, damage, injury, reasonable costs and expenses (including legal and accounting fees and expenses), fines and penalties incurred by reason of the events described in Section 13.2 or 13.3, as the case may be, over the dollar amount of any title, casualty or other insurance proceeds actually received by the indemnified party less the dollar amount of any net tax benefit to the indemnified party on a present value basis (with any tax benefit in future years to be discounted based on the rate of seven percent per annum).

            13.2. Indemnification of the Company. (a) Subject to Sections 13.4 and 13.5, WCI agrees to indemnify, defend and hold harmless the Company to the extent of its Damages arising out of, attributable to, or based upon any breach of any representation, warranty, covenant or agreement of WCI set forth herein; provided, however, that with respect to breaches of representations and warranties set forth in Section 5 and representations and warranties set forth in Section 4.5 hereof to the extent relating to Taxes of RA, WCI shall only be liable for 60% of the amount of Damages arising therefrom.

            (b) In the event of any claim against WCI for indemnification hereunder, the Company shall be entitled to pursue any remedies permitted by applicable law and this Agreement with respect to the balance of its Damages, if any, as limited by Section 13.4. At the option of WCI, any payment due under this indemnity may be paid by reassigning to the Company such number of shares of Common Stock with an aggregate fair market value, at the time of the final determination of the liability of WCI, equal to the amount of the payment that otherwise would have been due.

            13.3. Indemnification of WCI and AT. Subject to Sections 13.4 and 13.5, the Company agrees to indemnify, defend and hold harmless WCI and AT to the extent of its Damages arising out of, attributable to, or based upon any breach of any representation, warranty, covenant or agreement of the Company set forth herein. In the event that the Company is required to make any payment pursuant to this Section 13.3, the Company shall, to the extent practicable, make such payment by transferring to WCI and AT, as the case may be, a number of shares of the Company's stock with an aggregate fair market value, at the time of the final determination of the Company's liability, equal to the amount of the payment that otherwise would have been due.

            13.4. Extent of Liability. (a) Notwithstanding anything to the contrary contained in this Agreement, no party shall have any liability for indemnification in respect of any misrepresentation or breach of any warranty contained herein or in any document delivered pursuant hereto unless a notice of claim thereof setting forth the basis of the claim in reasonable detail shall have been given by the indemnified party not later than the date which is two years after the Closing Date with respect to all matters except liabilities under Federal or state securities laws or any law relating to taxes which may be claimed up to applicable statute of limitations.

            (b) Anything herein contained to the contrary notwithstanding, WCI shall have no liability under this indemnity unless the aggregate amount of Damages of the Company exceeds $150,000 (in which case its liability shall be the amount of the excess over $150,000). In no event shall the liability of WCI exceed $33,000,000.

            (c) Anything herein contained to the contrary notwithstanding, the Company shall have no liability under this indemnity unless the aggregate amount of Damages of WCI and AT exceed $150,000 (in which case its liability shall be the amount of the excess over $150,000). In no event shall the liability of the Company exceed $38,000,000.

            13.5. Notice, Defense, etc. If any action, suit or proceeding shall be commenced against, or any written claim or demand be asserted against, an indemnified party in respect of which it proposes to demand indemnification hereunder, the indemnified party shall promptly in writing notify the indemnifying party to that effect and shall consult in good faith with the indemnifying party with respect thereto, but the failure so to notify and consult shall not discharge the indemnifying party of its obligations hereunder except to the extent such failure results in additional liability to the indemnifying party or adversely affects its rights. If the indemnifying party shall agree in writing to undertake the good faith defense of such action, suit or proceeding, then, subject to the indemnified party's right to participate at its own expense, the defense and settlement of any such action, suit or proceeding shall be under the sole direction and control of the indemnifying party, which shall proceed in good faith at all times; provided that the indemnifying party shall not consent to the entry of any judgment or enter into any settlement which includes any term which (a) shall require any act or forbearance on the part of the indemnified party and which does not unconditionally release the indemnified party from all liability in respect of such claim, action or proceeding, or (b) in the case of any action, claim, suit or proceeding relating to Taxes, reasonably could be expected to affect materially any liability of the Company or any affiliate for Taxes after the Closing Date, without the prior written consent of the indemnified party, which consent shall not be unreasonably withheld. In the event that the indemnifying party refuses to undertake the good faith defense of any such action, then, subject to the indemnifying party's right to participate at its own expense, the defense and settlement of any such action, suit or proceeding shall be under the sole direction and control of the indemnified party, which shall proceed in good faith at all times.

            14.   TAX MATTERS

            14.1. Tax Indemnities. (a) WCI shall indemnify, defend and hold harmless the Company (and its affiliates, officers and directors), WPI and RA from and against any and all Damages (as defined in Section 13.1) with respect to (i) all Taxes imposed on WCI or on any member (other than WPI and RA) of any affiliated group with which WCI joins in filing a consolidated or combined income Tax Return (including any liability arising by reason of WPI being severally liable for any Tax of the affiliated group of corporations of which WCI is the common parent pursuant to Treasury Regulation section 1.1502-6 or any analogous state, local or foreign Tax provision), (ii) all Taxes imposed on WPI, and 60% of any Taxes imposed on RA, with respect to any taxable period that ends on or before the Closing Date (or is allocable to any period ending on the Closing Date pursuant to paragraph (c) of this Section 14) or (iii) any Tax that is occasioned by the transfer of the Exchange Consideration to WCI; provided, however, that the Company shall indemnify, defend and hold harmless WCI with respect to any Taxes described in clause (i) or clause (ii), without regard to the 60% limitation on Taxes of RA attributable to any action out of the ordinary course of business taken by the Company on the Closing Date after the Closing.

            (b) Payment by WCI of any amount due under this Section 14 shall be made within 10 days following written notice by the Company that payment of such amount to the appropriate Taxing authority is due or has been paid; provided, however, that payment shall not be required to be made earlier than two days before payment of such amount is due to the appropriate Taxing authority.

            (c) For purposes of this Agreement, in the case of any Tax that is imposed on a periodic basis and is payable for a period that begins on or before the Closing Date and ends after the Closing Date, the portion of such Tax allocable to the period ending on the Closing Date shall be (i) in the case of any Tax other than a Tax based upon or measured by income, the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period and (ii) in the case of any Tax based upon or measured by income, the amount which would be payable if the taxable year ended on the Closing Date. Any credit (other than a credit for payment of estimated tax or a foreign tax credit) shall be prorated based upon the fraction employed in clause (i) of the preceding sentence.

            14.2. Preparation of Tax Returns. WCI shall prepare and file any Tax Returns relating to WPI that are due (taking into account proper extensions) on or before the Closing Date, and AT shall cause AT Sub to prepare and file any Tax Returns relating to AT Sub that are due (taking into account proper extensions) on or before the Closing Date. WCI shall cause WPI to be included in any consolidated or combined Tax Return filed with respect to the affiliated group of corporations that includes WPI for periods ending on or before the Closing Date. Such Tax Returns (or, in the case of consolidated or combined Tax Returns, the portions thereof relating to WPI) shall be prepared on a basis consistent with those prepared for prior Tax years, if any. WPI and AT Sub shall jointly cause RA to file any Tax Return relating to RA or Ant Enterprises, Inc. that is due on or before the Closing Date. The Company shall prepare or cause WPI or AT Sub to prepare any Tax Returns relating to WPI or AT Sub that are due (taking into account proper extensions) after the Closing Date, and the Company shall cause WPI or AT Sub to be included in any consolidated or combined Tax Return filed with respect to the affiliated group of corporations that includes such companies for periods ending after the Closing Date. With respect to any Tax Returns of WPI or AT Sub that are due after the date of this Agreement but on or prior to the Closing Date, WCI or AT (as appropriate) shall provide the Company with a reasonable opportunity to review and comment on such Tax Returns (or, in the case of WPI, the financial information and schedules relating to WPI that are included in any consolidated or combined Tax Return) prior to their filing. WCI or AT (as appropriate) and the Company agree to consult and attempt to resolve in good faith any issues arising as a result of the Company's review of such Tax Returns. With respect to any Tax Returns of WPI or AT Sub that are due after the Closing Date but relate to a Taxable period ending on or prior to, or that include, the Closing Date and that are filed by the Company pursuant to this Section 14.2, the Company shall provide WCI and AT with a reasonable opportunity to review and comment on such Tax Returns prior to their filing, and shall not file any such Tax Return without the written consent of WCI or AT (as appropriate), such consent not to be unreasonably withheld or delayed. Notwithstanding anything to the contrary contained in this Section 14.2, AT shall (i) prepare and file any Tax Returns of AT Sub for the Taxable period or periods ending on or prior to the day prior to the Closing Date, (ii) provide the Company with a reasonable opportunity to review and comment on any such Tax Returns prior to their filing, (iii) attempt to resolve in good faith any issues arising as a result of the Company's review of such Tax Returns, and (iv) not amend any such Tax Returns without the written consent of the Company, such consent not to be unreasonably withheld or delayed.

            14.3. Cooperation and Exchange of Information. WPI, AT and the Company will provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules and related work papers and documents relating to rulings or other determinations by Taxing authorities. Each party shall make its employees available on a mutually convenient basis to provide explanations of any documents or information provided hereunder. Each party will retain all Tax Returns, schedules and work papers and all material records or other documents relating to Tax matters of WPI, AT Sub or RA for the taxable period first ending after the Closing Date and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods, or (ii) eight years following the due date (without extension) for such Tax Returns. Any information obtained under this Section 14 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

            14.4. Conveyance Taxes. WCI agrees to assume its liability for and to pay all sales, transfer, stamp, stock transfer, real property transfer or gains and similar Taxes incurred as a result of the Acquisition. AT agrees to assume his liability for, and to pay all, sales, transfer, stamp, stock transfer, real property transfer or gains and similar taxes incurred as a result of the Merger.

            14.5. Amendment of Tax Returns. The Company shall not amend or modify (i) the Tax Return of AT Sub for its Taxable period or periods ending on the day prior to the Closing Date, or (ii) any Tax Return of WPI or AT Sub that is due after the Closing Date but relates to a Taxable period ending on or prior to, or that includes, the Closing Date or (iii) any Tax Return of RA for any Taxable period or periods on or prior to, or that includes, the Closing Date, without the written consent of WCI and/or AT (as appropriate), such consent not to be unreasonably withheld or delayed.

            14.6. Tax-Free Reorganization. None of AT (as to AT Sub), WCI (as to
WPI) or the Company knows of any reason that the Merger and Acquisition, respectively, would fail to qualify as a tax-free reorganization within the meaning of Code section 368(a). The parties hereto shall take no position for federal, state or local tax purposes that is inconsistent with such characterization unless required to do so by a "determination" (within the meaning of Code section 1313(a) or any analogous state or local statute).

            14.7. Miscellaneous. (a) For purposes of this Section 14, (i) all references to WCI, USEP, AT, AT Sub, RA and the Company shall include successors, (ii) all references to AT Sub shall include AT Sub as the corporate successor to the assets and liabilities of Ant Box L.L.C. and (iii) all references to WPI shall include WPI as corporate successor to the assets and liabilities of Cypress Entertainment L.L.C.

            (b) The representations, covenants and agreements of the parties hereto contained in this Section 14 shall survive the Closing and shall remain in full force and effect until 60 days following the expiration of the applicable statute of limitations with respect to any Taxes that would be indemnifiable by WCI or AT under Section 13 or 14 of this Agreement.

            (c) The principles of Sections 13.2(b), 13.3, 13.4 and 13.5 hereof shall apply to amounts otherwise determined to be due under Section 14.1 hereof.

            14.8.  Definitions.  For purposes of this Agreement:

            (a) "Tax" or "Taxes" means (i) any federal, state, county, local or foreign taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, employment and payroll, disability, license, ad valorem, franchise, transfer, gains, profits, excise, real and personal property, capital stock, production, business, occupation, alternative or add-on minimum, environmental or windfall profits, estimated, severance or other taxes, fees, stamp taxes and duties or assessments or charges of any kind whatsoever (whether payable directly or by withholding, and whether attributable to statutory or nonstatutory rules) imposed by any taxing authority responsible for the imposition of any such tax, including any interest and penalties (civil or criminal), additions to tax, interest on penalties or additions to tax, or additional amounts imposed by any taxing authority with respect thereto, and (ii) any obligation under any agreement or arrangement with respect to any taxes described in clause (i);

            (b) "Tax Return" means any report, return or other information, including any supporting schedules, required to be supplied to a governmental entity with respect to Taxes including, where required or actually filed, a consolidated U.S. federal income tax return and any consolidated, combined or unitary tax return for state or local tax purposes; and

            (c) "Code" means the Internal Revenue Code of 1986, as amended, and any successor statute.

            15. CONTROVERSIES. Any dispute under this Agreement or pertaining to any claim or breach of, or any default under, any provision of this Agreement shall be resolved by arbitration in New York, New York. The arbitration shall be accomplished in the following manner:

            (a) Any party may serve upon the other parties a written demand that the dispute, specifying the nature thereof, shall be submitted to arbitration.

            (b) Within 10 days after the service of such demand, the demanding party and the other party shall designate an arbitrator and serve written notice of such appointment upon the other party. If either of such parties fails within the specified time to appoint such arbitrator, the other party shall be entitled to appoint both arbitrators. The two arbitrators so appointed shall appoint a third arbitrator. If the two arbitrators appointed fail to agree upon a third arbitrator within 10 days after their appointment, then an application may be made by any party, upon notice to the other party, to the American Arbitration Association ("AAA"), or any successor thereto, or if the AAA or its successor shall fail to appoint a third arbitrator within 10 days after such request, then any party may apply (with notice to the other) to any court of competent jurisdiction for the appointment of a third arbitrator, and any such appointment so made shall be binding upon all parties hereto.

            (c) The arbitration shall be conducted, to the extent consistent with this Section 15 and Section 17.7, in accordance with the then prevailing rules of the AAA or its successor. The arbitrators shall have the right to retain and consult experts and competent authorities skilled in the matters under arbitration, but all consultations shall be made in the presence of all parties to the dispute, who shall have the full right to cross-examine the experts and authorities. All demands and notices under this Section 15 shall be served or given in the manner specified in
      Section 17.5 and shall be deemed served or given when received.

            (d) The arbitrators shall render their award, upon the concurrence of at least two of their number, not later than 30 days after the appointment of the third arbitrator. The arbitrators shall have the right and power to award such relief at law or in equity, including specific performance, as they shall deem proper; provided, however, that in rendering their award, the arbitrators shall have no power to modify any of the provisions of this Agreement or the document executed in connection herewith and the jurisdiction of the arbitrators is hereby expressly limited accordingly. Their decision and award shall be in writing, and counterpart copies shall be delivered to each of the parties. The decision of the three arbitrators made in writing shall be final and binding upon the parties. Judgment may be entered on the award of the arbitrators and may be enforced in any court having jurisdiction. The parties to the arbitration shall be entitled to conduct discovery in accordance with the provisions of the New York Civil Practice Law and Rules. Should any party seek to enforce the terms of this Agreement by arbitration or judicial process, then the prevailing party shall be entitled to recover reasonable attorney fees and costs.

            16.   TERMINATION.

            16.1. Termination of Agreement. Certain of the parties may terminate this Agreement as provided below:

            (i) the parties may terminate this Agreement by mutual written consent at any time prior to the Closing Date;

           (ii) the Company may terminate this Agreement by giving written notice to AT and WCI if the Closing shall not have occurred on or before September 20, 1996 by reason of the failure of any condition precedent under Section 7 hereof (unless the failure results primarily from the Company itself breaching any representation, warranty, or covenant contained in this Agreement); and

          (iii) either AT or WCI may terminate this Agreement by giving written notice to the Company if the Closing shall not have occurred on or before September 20, 1996 by reason of the failure of any condition precedent under Section 8 hereof (unless the failure results primarily from AT's or WP Sub's breaching any representation, warranty, or covenant contained in this Agreement).

            16.2. Effect of Termination. If any party terminates this Agreement pursuant to Section 16.1 above, all rights and obligations of the parties hereunder shall terminate without any liability of any party to any other party (except for any liability of any party then in breach).

            17.   MISCELLANEOUS.

            17.1. Entire Agreement. This Agreement (which includes the Exhibits hereto) and the other documents and agreements delivered in connection with this Agreement contain the entire agreement among the parties hereto with respect to the transactions contemplated herein and supersede all other prior arrangements made by any of them with respect thereto. No representation or warranty is made by any party hereto with respect to the subject matter hereof other than as expressly set forth in any of the aforementioned documents.

            17.2. Modification and Amendment. This Agreement cannot be orally changed, amended or terminated, and no provision or requirement hereof may be orally waived. Any change, amendment, termination or waiver hereof shall only be by agreement in writing signed by the party against whom enforcement of any change, amendment, termination or waiver is sought.

            17.3. Expenses. The parties to this Agreement shall, except as otherwise specifically provided herein, bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including, without limitation, all fees and expenses of their respective agents.

            17.4. Binding upon Successors. This Agreement shall be binding upon and inure to the benefit of each of the parties hereto and their respective heirs, legal representatives, successors and assigns. Except as otherwise expressly provided herein, this Agreement shall not be assignable by any party. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies under or by reason of this Agreement.

            17.5. Notices. All notices, consents, requests, instruments, approvals and other communications provided for herein shall be in writing and shall be deemed validly given when delivered personally or sent by certified mail, return receipt requested, postage prepaid, to the following:

            If to the Company:

                  110 E. 59th Street
                  New York, New York  10022
                  Attn:  Chairman


            With a copy to:

            Cahill Gordon & Reindel
            80 Pine Street
            New York, New York  10005
            Attn:  Stephen A. Greene, Esq.
            Facsimile: (212) 269-5420

            If to AT:

                  Alvin N. Teller
                  900 Stradella Road
                  Los Angeles, California  90067


            With a copy to:

                  Grubman Indursky Schindler & Goldstein P.C.
                  152 W. 57th Street
                  New York, New York  10019
                  Attn:  Paul D. Schindler, Esq.
                  Facsimile:  (212) 554-0477

                                       and

                  Lenard & Gonzalez
                  2121 Avenue of the Stars
                  22nd Floor
                  Los Angeles, California  90067
                  Attn:  Allen D. Lenard, Esq.
                  Facsimile:  (310) 552-0740

            If to WCI, USEP Delaware or USEP Offshore:

                  31 West 52nd Street
                  New York, New York  10019
                  Attn:  W. Townsend Ziebold, Jr.
                  Facsimile:  (212) 969-7879

            With a copy to:

                  Shearman & Sterling
                  599 Lexington Avenue
                  New York, New York  10022
                  Attn:  Peter Lyons, Esq.
                  Facsimile:  (212) 848-7179


or at such other address as the parties shall provide by notice as herein provided. Notice of change of address shall be effective only upon receipt.

            17.6. Counterparts. This Agreement may be executed by one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

            17.7. Governing Law; Section Headings. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to contracts to be performed entirely in that state. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

            IN WITNESS WHEREOF, each of the parties have caused this Agreement to be duly executed all as of the day and year first above written.

                                    ALLIANCE ENTERTAINMENT CORP.


                                    By: /s/ Anil K. Narang
                                       -----------------------------
                                       Name:  Anil K. Narang
                                       Title: President


                                    ALLIANCE ACQUISITION CO. INC.


                                    By: /s/ Anil K. Narang
                                       -----------------------------
                                       Name:  Anil K. Narang
                                       Title: President


                                    RED ANT BOX, INC.


                                    By: /s/ Alvin N. Teller
                                       -----------------------------
                                       Name:  Alvin N. Teller
                                       Title: President


                                    WASSERSTEIN & CO. INC.


                                    By: /s/ W. Townsend Ziebold, Jr.
                                       -----------------------------
                                       Name:  W. Townsend Ziebold, Jr.
                                       Title: Managing Director


                                        /s/ Alvin N. Teller
                                       -----------------------------
                                        Alvin N. Teller

                                    U.S. EQUITY PARTNERS, L.P.
                                    by its general partner
                                    W.P. Management Partners, L.L.C.


                                    By:/s/ Vincent J. Capurso
                                       -----------------------------
                                       Name:  Vincent J. Capurso
                                       Title: Vice President


                                    U.S. EQUITY PARTNERS (Offshore), L.P.
                                    by its general partner
                                    W.P. Management Partners, L.L.C.


                                    By:/s/ Vincent J. Capurso
                                       ----------------------------------
                                       Name:  Vincent J. Capurso
                                       Title: Vice President

                                   EXHIBIT 2

 STOCK PURCHASE AGREEMENT DATED AS OF AUGUST 15, 1996 AMONG WASSERSTEIN & CO.,
  INC., U.S. EQUITY PARTNERS, L.P., U.S. EQUITY PARTNERS (OFFSHORE), L.P. AND
                              MR. JOSEPH J. BIANCO


                            STOCK PURCHASE AGREEMENT


            AGREEMENT, dated August 15, 1996, by and between WASSERSTEIN & CO., INC., a Delaware corporation ("WCI") and U.S. EQUITY PARTNERS, L.P., a Delaware limited partnership ("USEP Delaware"), U.S. EQUITY PARTNERS (OFFSHORE), L.P., a Cayman Islands limited partnership ("USEP Offshore" and together with USEP Delaware, "USEP," and USEP and WCI are collectively referred to herein as the "Buyers"), and JOSEPH J. BIANCO (the "Seller").

            The Seller is the record and beneficial owner of 1,350,000 shares of common stock, par value $.0001 per share (the "Common Stock"), of Alliance Entertainment Corp., a Delaware corporation ("Company") (the "Shares"). The Seller wishes to sell the Shares and the Buyers wish to purchase the Shares upon the terms and subject to the conditions of this Agreement. Capitalized terms used herein but not otherwise defined shall have the meanings given them in
Section 7.1 hereof.

            Accordingly, the parties agree as follows:

            1.    Sale and Purchase of Shares.

                  1.1 Sale and Purchase of Shares. At the Closing (as hereinafter defined), (i) the Seller shall sell, and the Buyers shall purchase, all of the Shares, free of any Liens, (ii) the Seller shall deliver or cause to be delivered to the WCI and USEP certificates representing 499,500 and

850,500, respectively, of the Shares accompanied by stock powers duly executed in blank, in proper form for transfer, and with all appropriate stock transfer tax stamps affixed, and (iii) the Buyers shall deliver the Purchase Price (as hereinafter defined) to the Seller.

                  1.2 Purchase Price. The aggregate purchase price for the Shares (the "Purchase Price") shall be $6.00 per share (the "Closing Payment"). The Buyers shall pay the Closing Payment to the Seller, against receipt of the Shares at the Closing, by a certified or official bank check, or cash by wire transfer of immediately available funds.

            2. Closing; Closing Date. The closing of the purchase and sale of the Shares (the "Closing") shall take place simultaneously with the closing of the transactions (the "Acquisition") contemplated by the Stock Acquisition and Merger Agreement dated as of the date hereof (the "Acquisition Agreement") among Company, Acquisition Sub, USEP, WCI, AT and AT Sub at the offices of Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005 or at such other place and time as the parties may agree in writing (such time and date being referred to herein as the "Closing Date"). The Closing shall be effective as of the close of business on that date.

            3. Representations and Warranties of Seller. The Seller represents and warrants to the Buyers as follows:

                  3.1 Title to the Shares. As of the Closing Date, the Seller shall own of record, free and clear of any Lien, the Shares, and, upon delivery of and payment for such Shares as herein provided, the Seller will convey to the Buyers good and valid title thereto, free and clear of any Lien.

                  3.2 Authority to Execute and Perform Agreement. The Seller has the full legal right, power and all authority required to enter into, execute and deliver this Agreement and to perform fully the Seller's obligations hereunder. This Agreement has been duly executed and delivered by the Seller and (assuming the due authorization, execution and delivery hereof by the Buyers) is a legal, valid and binding obligation of Seller enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors' rights and to general equity principles (regardless of whether enforcement is sought in a proceeding at law or in equity).

                  3.3 Representations and Warranties on Closing Date. The representations and warranties contained in this Section 3 shall be true on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date.

            4. Conditions Precedent to the Obligation of the Buyers to Close. The obligation of the Buyers to enter into and complete the Closing is subject, at the option of the Buyers, to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by it:

                  4.1 Representations and Warranties. The representations and warranties of the Seller contained in this Agreement shall be true on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

                  4.2 No Orders. There shall be no Order of any nature in effect that prevents the consummation of the transactions contemplated hereby.

                  4.3 Tag-Along Rights. All tag-along or similar rights relating to the Shares shall have been waived, expired or lapsed, and to the knowledge of the Buyers and the Seller, no claim of tag-along or similar rights relating to the Shares shall have been made.

                  4.4 Acquisition. The Acquisition shall be consummated at the same time as the Closing.

            5. Conditions Precedent to the Obligation of the Seller to Close. The obligation of the Seller to enter into and complete the Closing is subject, at the option of the Seller, to the fulfillment on or prior to the Closing Date of the condition, which may be waived by the Seller, that the Acquisition shall be consummated at the same time as the Closing.

            6.    Termination of Agreement.

                  This Agreement shall terminate prior to the Closing as follows:

                        (i)  upon the termination of the Acquisition
Agreement; or

                       (ii) at any time on or prior to the Closing Date, by mutual written consent of the Seller and the Buyers.

            7.    Miscellaneous.

                  7.1  Certain Definitions.  (a)  As used in this
Agreement, the following terms have the following meanings:

                        (i) "Lien" means any lien, pledge, mortgage, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

                       (ii)  "Order" means any order, judgment,
injunction, award, decision, determination, decree or writ.

                      (iii) "Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

                  7.2 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed or sent by facsimile transmission or, if mailed, five days after the date of deposit in the United States mails, as follows:

                        (i) if to any of the Buyers, to:

                               31 West 52nd Street
                            New York, New York 10019


                              Attention:  W. Townsend Ziebold
                              Facsimile:  (212) 969-7879

                             with a copy to:

                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                          Attention: Peter Lyons, Esq.
                            Facsimile: (212) 848-7179

                       (ii)  if to the Seller, to:

                                Joseph J. Bianco
                              Alliance Entertainment Corp.
                              110 East 59th Street
                            New York, New York 10022

                             with a copy to:

                             Cahill Gordon & Reindel
                              80 Pine Street
                            New York, New York 10005

                              Attention:  Stephen A. Greene, Esq.
                              Facsimile:  (212) 269-5420


Any party may by notice given in accordance with this Section to the other parties designate another address or Person for receipt of notices hereunder.

                  7.3 Entire Agreement. This Agreement contains the entire agreement among the parties with respect to the purchase of the Shares and supersede all prior agreements, written or oral, with respect thereto.

                  7.4 Waivers and Amendments. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the Buyers and the Seller or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

                  7.5 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

                  7.6 Binding Effect; No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and legal representatives. This Agreement is not assignable, except that the Buyers may assign its rights hereunder to any of its affiliates.

                  7.7 Variations in Pronouns. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

                  7.8 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

                  7.9 Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

                  7.10 Severability of Provisions. If any provision or any portion of any provision of this Agreement, or the application of any such provision or any portion thereof to any Person or circumstance, shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of this Agreement, and the application of such provision or portion of such provision as is held invalid or unenforceable to Persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby.

            IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                                    WASSERSTEIN & CO., INC.


                                       By: /s/ Vincent J. Capurso
                                          -----------------------------
                                      Name:  Vincent J. Capurso
                                     Title:  Vice President


                                    U.S. EQUITY PARTNERS, L.P.
                                    by its general partner,
                                    W.P. Management Partners, L.L.C.

                                       By: /s/ Vincent J. Capurso
                                          -----------------------------
                                      Name:  Vincent J. Capurso
                                     Title:  Vice President

                                    U.S. EQUITY PARTNERS (OFFSHORE), L.P.
                                    by its general partner,
                                    W.P. Management Partners, L.L.C.

                                       By: /s/ Vincent J. Capurso
                                          -----------------------------
                                      Name:  Vincent J. Capurso
                                     Title:  Vice President


                                    /s/ Joseph J. Bianco
                                    --------------------
                                    Joseph J. Bianco

                                   EXHIBIT 3

 STOCK PURCHASE AGREEMENT DATED AS OF AUGUST 15, 1996 AMONG WASSERSTEIN & CO.,
    INC., U.S. EQUITY PARTNERS, L.P., U.S. EQUITY PARTNERS (OFFSHORE), L.P.
                             AND MR. ANIL V. NARANG


                            STOCK PURCHASE AGREEMENT


                AGREEMENT, dated August 15, 1996, by and between WASSERSTEIN & CO., INC., a Delaware corporation ("WCI"), and U.S. EQUITY PARTNERS, L.P., a Delaware limited partnership ("USEP Delaware"), U.S. EQUITY PARTNERS (OFFSHORE), L.P., a Cayman Islands limited partnership ("USEP Offshore" and together with USEP Delaware, "USEP," and USEP and WCI are collectively referred to herein as the "Buyers"), and ANIL K. NARANG (the "Seller").

                The Seller is the record and beneficial owner of 1,350,000 shares of common stock, par value $.0001 per share (the "Common Stock"), of Alliance Entertainment Corp., a Delaware corporation ("Company") (the "Shares"). The Seller wishes to sell the Shares and the Buyers wish to purchase the Shares upon the terms and subject to the conditions of this Agreement. Capitalized terms used herein but not otherwise defined shall have the meanings given them in Section 7.1 hereof.

                Accordingly, the parties agree as follows:

                1.    Sale and Purchase of Shares.

                      1.1 Sale and Purchase of Shares. At the Closing (as hereinafter defined), (i) the Seller shall sell, and the Buyers shall purchase, all of the Shares, free of any Liens, (ii) the Seller shall deliver or cause to be delivered to WCI and USEP certificates representing 185,000 and 315,000, respectively, of the Shares accompanied by stock powers duly executed in blank, in proper form for transfer, and with all appropriate stock transfer tax stamps affixed, and (iii) the Buyers shall deliver the Purchase Price (as hereinafter defined) to the Seller.

                      1.2 Purchase Price. The aggregate purchase price for the Shares (the "Purchase Price") shall be $6.00 per share (the "Closing Payment"). The Buyers shall pay the Closing Payment to the Seller, against receipt of the Shares at the Closing, by a certified or official bank check, or cash by wire transfer of immediately available funds.

                2. Closing; Closing Date. The closing of the purchase and sale of the Shares (the "Closing") shall take place simultaneously with the closing of the transactions (the "Acquisition") contemplated by the Stock Acquisition and Merger Agreement dated as of the date hereof (the "Acquisition Agreement") among Company, Acquisition Sub, USEP, WCI, AT and AT Sub at the offices of Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005 or at such other place and time as the parties may agree in writing (such time and date being referred to herein as the "Closing Date"). The Closing shall be effective as of the close of business on that date.

                3. Representations and Warranties of Seller. The Seller represents and warrants to the Buyers as follows:

                      3.1 Title to the Shares. As of the Closing Date, the Seller shall own of record, free and clear of any Lien, the Shares, and, upon delivery of and payment for such Shares as herein provided, the Seller will convey to the Buyers good and valid title thereto, free and clear of any Lien.

                      3.2 Authority to Execute and Perform Agreement. The Seller has the full legal right, power and all authority required to enter into, execute and deliver this Agreement and to perform fully the Seller's obligations hereunder. This Agreement has been duly executed and delivered by the Seller and (assuming the due authorization, execution and delivery hereof by the Buyers) is a legal, valid and binding obligation of Seller enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors' rights and to general equity principles (regardless of whether enforcement is sought in a proceeding at law or in equity).

                      3.3 Representations and Warranties on Closing Date. The representations and warranties contained in this Section 3 shall be true on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date.

                4. Conditions Precedent to the Obligation of the Buyers to Close. The obligation of the Buyers to enter into and complete the Closing is subject, at the option of the Buyers, to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by it:

                      4.1 Representations and Warranties. The representations and warranties of the Seller contained in this Agreement shall be true on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

                      4.2 No Orders. There shall be no Order of any nature in effect that prevents the consummation of the transactions contemplated hereby.

                      4.3 Tag-Along Rights. All tag-along or similar rights relating to the Shares shall have been waived, expired or lapsed, and to the knowledge of the Buyers and the Seller, no claim of tag-along or similar rights relating to the Shares shall have been made.

                      4.4 Acquisition. The Acquisition shall be consummated at the same time as the Closing.

                5. Conditions Precedent to the Obligation of the Seller to Close. The obligation of the Seller to enter into and complete the Closing is subject, at the option of the Seller, to the fulfillment on or prior to the Closing Date of the condition, which may be waived by the Seller, that the Acquisition shall be consummated at the same time as the Closing.

                6.    Termination of Agreement.

                      This Agreement shall terminate prior to the Closing as follows:

                            (i)  upon the termination of the Acquisition
    Agreement; or

                           (ii) at any time on or prior to the Closing Date, by mutual written consent of the Seller and the Buyers.

                7.    Miscellaneous.

                      7.1 Certain Definitions. (a) As used in this Agreement, the following terms have the following meanings:

                            (i) "Lien" means any lien, pledge, mortgage, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

                           (ii)  "Order" means any order, judgment,
    injunction, award, decision, determination, decree or writ.

                          (iii) "Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

                      7.2 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed or sent by facsimile transmission or, if mailed, five days after the date of deposit in the United States mails, as follows:

                            (i)  if to any of the Buyers, to:

                            31 West 52nd Street
                            New York, New York 10019

                                  Attention:  W. Townsend Ziebold
                                  Facsimile:  (212) 969-7879

                                 with a copy to:

                            Shearman & Sterling
                            599 Lexington Avenue
                            New York, New York 10022

                                  Attention:  Peter Lyons, Esq.
                                  Facsimile:  (212) 848-7179

                           (ii) if to the Seller, to:

                            Anil K. Narang
                            Alliance Entertainment Corp.
                            110 East 59th Street
                            New York, New York 10022

                                 with a copy to:

                            Cahill Gordon & Reindel
                            80 Pine Street
                            New York, New York 10005

                                  Attention:  Stephen A. Greene, Esq.
                                  Facsimile:  (212) 269-5420


    Any party may by notice given in accordance with this Section to the other parties designate another address or Person for receipt of notices hereunder.

                      7.3 Entire Agreement. This Agreement contains the entire agreement among the parties with respect to the purchase of the Shares and supersede all prior agreements, written or oral, with respect thereto.

                      7.4 Waivers and Amendments. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the Buyers and the Seller or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

                      7.5 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

                      7.6 Binding Effect; No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and legal representatives. This Agreement is not assignable, except that the Buyers may assign its rights hereunder to any of its affiliates.

                      7.7 Variations in Pronouns. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

                      7.8 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

                      7.9 Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

                      7.10 Severability of Provisions. If any provision or any portion of any provision of this Agreement, or the application of any such provision or any portion thereof to any Person or circumstance, shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of this Agreement, and the application of such provision or portion of such provision as is held invalid or unenforceable to Persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby.

                IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                                        WASSERSTEIN & CO., INC.


                                       By: /s/ Vincent J. Capurso
                                          -----------------------------
                                      Name:  Vincent J. Capurso
                                     Title:  Vice President


                                        U.S. EQUITY PARTNERS, L.P.
                                        by its general partner,
                                        W.P. Management Partners, L.L.C.

                                       By: /s/ Vincent J. Capurso
                                          -----------------------------
                                      Name:  Vincent J. Capurso
                                     Title:  Vice President

                                        U.S. EQUITY PARTNERS (OFFSHORE),
                                        L.P. by its general partner,
                                        W.P. Management Partners, L.L.C.

                                       By: /s/ Vincent J. Capurso
                                          -----------------------------
                                      Name:  Vincent J. Capurso
                                     Title:  Vice President


                                        /s/ Anil K. Narang
                                        ------------------
                                        Anil K. Narang

                                   EXHIBIT 4

       VOTING AGREEMENT DATED AS OF AUGUST 15, 1996 AMONG JOSEPH BIANCO,
           JOHN FRIEDMAN, PETER KAUFMAN, ELLIOT NEWMAN, ROBERT MARX,
          ALVIN TELLER, BAIN CAPITAL, INC., BT CAPITAL PARTNERS, INC.,
       U.S. EQUITY PARTNERS (OFFSHORE), L.P. AND WASSERSTEIN & CO., INC.



                                VOTING AGREEMENT


          Voting Agreement, dated as of August 15, 1996 (this "Agreement") among Joseph Bianco, John Friedman, Peter Kaufmann, Elliot Newman, Robert Marx, Alvin Teller, Bain Capital, Inc., BT Capital Partners, Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P., and Wasserstein & Co. Inc. (individually a "Party", and collectively "Parties") which are or will become record or beneficial owners of Common Stock, par value $.0001 per share ("Common Stock") of Alliance Entertainment Corp., a Delaware corporation (the "Company").

          WHEREAS, pursuant to a Stock Acquisition and Merger Agreement dated as of August 15, 1996, among Alvin Teller ("AT"), Wasserstein & Co., Inc., ("WCI"), U.S. Equity Partners, L.P. ("USEP Delaware"), U.S. Equity Partners (Offshore), L.P. ("USEP Offshore" and, together with USEP Delaware, "USEP"), the Company and the parties thereto (the "Acquisition Agreement"), AT, USEP, and WCI will receive shares of Common Stock of the Company, and

          WHEREAS, pursuant to Stock Purchase Agreements dated as of August 15, 1996, WCI and USEP will purchase from certain officers of the Company an aggregate of 1,850,000 shares of Common Stock, and

            WHEREAS, the Parties are the owners of, or by proxy or otherwise exercise irrevocable voting control over shares of Common Stock of the Company as set forth in Exhibit A hereto,

            NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements hereinafter contained, the Parties hereby agree as follows:

            1. Voting of Shares by Parties. Each Party agrees to vote all of the shares of Common Stock which are now or hereafter owned by such Party, beneficially or of record, or which he or it is entitled to vote by proxy or otherwise, including without limitation those shares identified on Exhibit A attached hereto, at any special or annual meeting of the stockholders of the Company, or by any written consent, whereat or whereby the same are considered for approval by the stockholders of the Company, for (a) the approval of the conversion rights of the Series A Convertible Preferred Stock issued to BT Capital Partners, Inc. and BCI Growth IV, L.P. (the "Purchasers") pursuant to a Preferred Stock Purchase Agreement dated July 16, 1996, as set forth in the Certificate of Designations attached thereto, (b) the approval of the Company's issuance of Common Stock pursuant to any Party's exercise of any such conversion rights, (c) the approval of the

Purchase Agreement and the transactions contemplated thereby, including the issuance of the contingent shares of Common Stock as contemplated by Sections
1.9 and 2.4 thereof, and (d) the election of directors of the Company designated by WCI and AT pursuant to Section 9.2 of the Acquisition Agreement, two (2) directors designated by BT Capital Partners, Inc., one (1) director designated by Bain Capital Inc. and the remainder of the directors designated by Joseph Bianco.

            2. Changes in Common Stock. In the event that subsequent to the date of this Agreement any shares or other securities (other than any shares or securities of another corporation issued to the stockholders of the Company pursuant to a plan of merger) are issued on, or in exchange for, any of the shares of the Common Stock or Preferred Stock held by the Parties by reason of any stock divided, stock split, consolidation of shares, reclassification, or consolidation involving the Company, such shares or securities shall be deemed to be Common Stock for purposes of this Agreement.

            3. Representations of Parties. Each Party hereby represents and warrants that (i) such Party owns and/or has the right to vote the number of shares of the Common Stock set forth opposite his or its name on Exhibit A attached hereto,

(ii) such Party has full power to enter into this Agreement and has not, prior to the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement that would conflict with the purposes or provisions of this Agreement, (iii) such Party will not take any action inconsistent with the purposes and provisions of this Agreement and (iv) this Agreement is a valid, binding and enforceable obligation of such Party.

            4. Proxy. Joseph Bianco agrees to use his best efforts to cause each of the signatories to the Restated and Amended Stockholders' Agreement dated as of November 30, 1993, as amended on May 18, 1995 (the "Stockholders' Agreement"), who granted an irrevocable proxy to Joseph Bianco with respect to the shares of stock of the Company which they own, to grant an irrevocable proxy to Al Teller with respect to the shares of stock of the Company which they own to the same extent as set forth in the Stockholders' Agreement; provided, that such proxy shall be effective only upon the death of Mr. Bianco. Mr. Bianco shall also use his best efforts to cause such persons to agree that they shall not grant any other proxy with respect to their shares of stock.

            5. Enforceability. Each Party expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against each of the parties hereto.

            6. Benefit. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their successors.

            7. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within the State of New York.

            8. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

            IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.



                                  Joseph Bianco



                                  John Friedman



                                  Peter Kaufmann



                                  Robert Marx



                                  Elliot Newman


                                  Alvin Teller



                                  BAIN CAPITAL, INC.

                                     By:
                                       -----------------------------
                                     Title:


                                  BT CAPITAL PARTNERS, INC.

                                     By:
                                       -----------------------------
                                     Title:

                                    U.S. EQUITY PARTNERS, L.P.
                                    by its general partner,
                                    W.P. Management Partners, L.L.C.


                                     By:
                                       -----------------------------
                                     Title:

                                    U.S. EQUITY PARTNERS (OFFSHORE),
                                    L.P. by its general partner,
                                    W.P. Management Partners, L.L.C.


                                     By:
                                       -----------------------------
                                     Title:


                                    WASSERSTEIN & CO., INC.


                                     By:
                                       -----------------------------
                                     Title

                                    Exhibit A


                                          Common Stock

Joseph Bianco                              7,604,250
John Friedman                                101,000
Peter Kaufmann                               315,000
Robert Marx                                   60,000
Elliot Newman                                112,000
Alvin Teller                                 760,823*
Bain Capital, Inc.                         3,306,972
BT Capital Partners, Inc.                  3,974,937
U.S. Equity Partners, L.P.                 4,903,162*
Wasserstein & Co., Inc.                    2,904,766*












- -------------------
*  Shares to be acquired upon the closing of the Acquisition
   Agreement.

                                   EXHIBIT 5

           STOCK OPTION AGREEMENT DATED AS OF AUGUST 15, 1996 BETWEEN
                ALVIN N. TELLER AND ALLIANCE ENTERTAINMENT CORP.

                          ALLIANCE ENTERTAINMENT CORP.
                             Stock Option Agreement

No. of shares subject to option:  5,000,000

                  THIS AGREEMENT, dated as of the fifteenth day of August, 1996, between Alliance Entertainment Corp., a Delaware corporation (the "Company") and Alvin N. Teller ("Optionee");

                  1. Grant of Option. The Company, as of the date written above (the "Date of Grant"), hereby grants to Optionee, subject to the terms and conditions herein set forth, the right and option (the "Option") to purchase from the Company all or any part of an aggregate of 5,000,000 shares of Common Stock (the "Option Shares") at the option price of $6 per share. This Option is to be exercisable as hereinafter provided. This Option shall not be treated as an incentive stock option under Section 422 of the Internal Revenue Code of 1986, as amended.

                  2. Terms and Conditions. This Option is subject to the following terms and conditions:

                           (a)  Exercise of Option.  Except as otherwise
provided herein, this Option is exercisable as follows: This Option shall be exercisable for one-fifth (1/5) of the Option Shares on the Date of Grant and shall be exercisable for an additional one-fifth (1/5) of the shares of each of August 15, 1997, August 15, 1998, August 15, 1999 and August 15, 2000. After the Option becomes exercisable, this Option shall continue to be exercisable until the earlier of the termination of Optionee's rights hereunder or until the Expiration Date

(as defined below). This Option may be exercised with respect to any number of whole shares less than the full number for which this Option could be exercised. A partial exercise of this Option shall not affect Optionee's right to exercise this Option again for the balance thereof, subject to the conditions of this Agreement.

                           (b)      Expiration Date.  The portion of the Option
exercisable on the date hereof shall expire six (6) years from the date hereof. The portion of the Option exercisable on the first anniversary hereof shall expire seven (7) years from the date hereof. The portion of the Option exercisable on the second, third and fourth anniversaries hereof shall expire seven (7), eight (8), nine (9) and ten (10) years, respectively, from the date hereof.

                           (c)      Method of Exercising and Payment for Shares.
This Option is exercisable by written notice, accompanied by payment of the Option Price, delivered to the attention of the Company's Secretary at either the Company's office in Coral Springs, Florida or the Company's office in New York City. The Date of Exercise shall be the date the payment of the option price is received by the Company. The option price may be paid in cash, certified or bank cashiers check or other consideration acceptable to the Compensation Committee of the Board of Directors (provided that such other consideration has an aggregate Fair Market Value which is not less than the option price).

                           (d)      Nontransferability.  This Option is
non-transferable, except by will or by the laws of descent and distribution. In the event of any such transfer, this Option is to be exercised only by such transferee. During Optionee's lifetime, this Option is to be exercised only by Optionee.

                           (e)      No Additional Right.  This Option does not
confer upon Optionee any right with respect to continuance of employment by the Company or any Affiliate.

                  3. Fractional Share. A fractional share of Common Stock is not to be issuable hereunder, and when any provision hereof may entitle Optionee to a fractional share, such fraction is to be disregarded.

                  4.       Exercise Rights Upon Certain Events.

                           (a)      Termination by Death or Disability.
If the Optionee's employment is terminated by death or Disability (as defined in the Optionee's Employment Agreement with the Company dated August 15, 1996 (the "Employment Agreement")) 50% of the not yet exercisable Option shall become exercisable by the Optionee or the persons to whom the Optionee's rights hereunder shall pass by will or the laws of descent and distribution and shall be exercisable until the Option expires by its terms hereunder.

                           (b)      Termination for Cause or Other than Good
Reason. If the Optionee's employment is terminated by the Company for Cause or voluntarily by the Optionee other than for Good Reason (as defined in the Employment Agreement) any portion of the Option not exercisable at the time of such termination shall be cancelled.

                           (c)      Good Reason or Other Than Cause.  If the
Optionee's employment is terminated by the Optionee for Good Reason or by the Company for other than Cause (as defined in the Optionee's Employment Agreement), the entire Option shall become immediately exercisable and shall be exercisable until the Option expires by its terms hereunder.

                           (d)      Additional Events.  In the event that there
shall occur (i) any sale, lease, exchange or other transfer of all, or substantially all, of the assets of the Company, or (ii) the acquisition by any party (or group, as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) not currently a holder of more than 5% of the Common Stock of the Company of more than 50% of the Common Stock of the Company, or (iii) any merger, sale of capital stock, exchange, combination, consolidation or other transaction involving the Company following which the holders of Common Stock of the Company immediately prior to such transaction will not own more than 50% of the Common Stock of the Company, then the Option shall become exercisable in full immediately prior to the consummation of any of the foregoing events. In connection therewith, the Company shall notify the Optionee not less than fifteen days prior to the intended consummation date of any such transaction, and the Optionee may exercise the Option contingent upon the occurrence of such transaction and at any time after the occurrence of such transaction. In the event that any such proposed transaction does not occur, the Option shall no longer be deemed currently exercisable pursuant to this clause
(d) and the exercisability of the Option shall be governed by the other terms of this Agreement.

                  5. Adjustments Based on Change in Capital Structure. The terms of this Option are to be adjusted by way of increase or decrease, as the Compensation Committee of the Board of Directors determines in the exercise of its reasonable judgment to be equitably appropriate, in the event that the Company (a) effects one or more stock dividends, stock splits, reverse stock splits, subdivisions, consolidations or other similar events, (b) engages in a transaction to which Section 424 of the Code applies, or (c) there occurs any other events which, in the exercise of its reasonable judgment, the Compensation Committee believes necessitates such action. In the event of a merger in which the Company is not the surviving corporation, upon becoming exercisable this Option shall be exercisable for the amount of Common Stock or other property as would have been received had this Option been fully exercised prior to the effective date of such merger. The aggregate exercise price to the Option shall not change.

                  6. Governing Law. This Agreement is to be governed by the laws of the State of Delaware.

                  7. Binding Effect. This Agreement is to be binding upon and inure to the benefit of the legatees, distributees and personal representatives of Optionee and the successors of the Company.

                  8. Registration Rights. The Company agrees to use its best efforts to maintain with respect to the Option Shares an effective registration statement under the Securities Act and a current prospectus relating thereto for a period of five years after the expiration date of the Option.

                  IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by a duly authorized officer, and Optionee has affixed his signature hereto.
                                     ALLIANCE ENTERTAINMENT CORP.

                                     By: /s/ Alvin N. Teller
                                       -----------------------------
                                        Name: Alvin Teller
                                        Title: President

                                   EXHIBIT 6

           AGREEMENT WITH RESPECT TO THE JOINT FILING OF SCHEDULE 13D

          The undersigned agree, in accordance with the provisions of Regulation
Section 240.13d-1 (f) (1) of the Securities Exchange Act of 1934, as amended (the "Act") to the joint filing of Schedule 13D of the Act pertaining to their ownership of securities of Alliance Entertainment Corp., a Delaware corporation. The undersigned further agree, each person or entity on whose behalf such statement is filed is responsible for its timely filing and for the timely filing of any amendment thereto and for the completeness and accuracy of the information concerning each person or entity contained therein.

          This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned executed this Agreement this 27th day of August, 1996.

                                     WASSERSTEIN PERELLA GROUP, INC.


                                       By: /s/ Vincent J. Capurso
                                          -----------------------------
                                      Name:  Vincent J. Capurso
                                     Title:  Vice President


                                     WASSERSTEIN & CO., INC.


                                       By: /s/ Vincent J. Capurso
                                          -----------------------------
                                      Name:  Vincent J. Capurso
                                     Title:  Vice President


                                     WP MANAGEMENT PARTNERS, L.L.C.


                                       By: /s/ Vincent J. Capurso
                                          -----------------------------
                                      Name:  Vincent J. Capurso
                                     Title:  Vice President

                                     ALVIN N. TELLER
                                     /s/ Alvin N. Teller
                                     -------------------


                                     U.S. EQUITY PARTNERS, L.P.

                                     By:  WP MANAGEMENT PARTNERS, L.L.C.
                                          Its Sole General Partner


                                       By: /s/ Vincent J. Capurso
                                          -----------------------------
                                      Name:  Vincent J. Capurso
                                     Title:  Vice President



                                     U.S. EQUITY PARTNERS (OFFSHORE),
                                        L.P.

                                     By:  WP MANAGEMENT PARTNERS, L.L.C.
                                          Its Sole General Partner


                                       By: /s/ Vincent J. Capurso
                                          -----------------------------
                                      Name:  Vincent J. Capurso
                                     Title:  Vice President

                                   EXHIBIT 7

  INSTRUCTION LETTER DATED AS OF AUGUST 27, 1996 FROM WP MANAGEMENT PARTNERS, L.L.C., U.S. EQUITY PARTNERS, L.P. AND U.S. EQUITY PARTNERS (OFFSHORE), L.P.
     TO ALLIANCE ENTERTAINMENT CORP. AND JOSEPH J. BIANCO AND ANIL K. NARANG



Dear Sirs:

                   Reference is made to the Stock Acquisition and Merger Agreement, dated as of August 15, 1996, among Wasserstein & Co., Inc. ("WCI"), Mr. Alvin N. Teller, Red Ant Box Inc., a Delaware corporation, U.S. Equity Partners, L.P., a Delaware limited partnership ("USEP Delaware"), U.S. Equity Partners (Offshore), L.P., a Cayman Islands limited partnership ("USEP Offshore" and, together with USEP Delaware, "USEP"), Alliance Entertainment Corp., a Delaware corporation ("Alliance") and Alliance Acquisition Co., Inc., a Delaware corporation (the "Acquisition and Merger Agreement"), the Stock Purchase Agreement dated as of August 15, 1996, among Mr. Bianco, WCI and USEP (the "Bianco Purchase Agreement") and the Stock Purchase Agreement, dated as of August 15, 1996, among Mr. Narang, WCI and USEP (the "Narang Purchase Agreement", and together with the Bianco Purchase Agreement, the "Purchase Agreements").

                   This letter is to confirm that all shares of common stock of Alliance to be issued to USEP Delaware and USEP Offshore pursuant to the Acquisition and Merger Agreement and the Purchase Agreements shall be issued to, and in the name of, WP Management Partners, L.L.C. ("WPMP"), a Delaware limited liability company who shall hold such shares of Common Stock on behalf of USEP Delaware and USEP Offshore. WPMP is the sole general partner of U.S Equity Partners, L.P. ("USEP Delaware") and U.S. Equity Partners (Offshore), L.P. ("USEP Offshore"). WPMP owns, on behalf of USEP Delaware and USEP Offshore, 170 shares of the 270 shares of common stock of Red Ant Holdings, Inc. WCI owns the 100 other shares of Common Stock of Red Ant Holdings, Inc.

                   Please acknowledge your agreement with the foregoing by executing this letter below.


                                          Very truly yours,


                                     WP MANAGEMENT PARTNERS, L.L.C.



                                       By: /s/ Vincent J. Capurso
                                          -----------------------------
                                      Name:  Vincent J. Capurso
                                     Title:  Vice President

                                     U.S. EQUITY PARTNERS, L.P.

                                     By:  WP Management Partners, L.L.C.
                                            Its sole general partner


                                       By: /s/ Vincent J. Capurso
                                          -----------------------------
                                      Name:  Vincent J. Capurso
                                     Title:  Vice President

                                     U.S. EQUITY PARTNERS (OFFSHORE), L.P.

                                     By:  WP Management Partners, L.L.C.
                                            Its sole general partner


                                       By: /s/ Vincent J. Capurso
                                          -----------------------------
                                      Name:  Vincent J. Capurso
                                     Title:  Vice President


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          Acknowledged and accepted as of the date first written above:





                                    By: /s/ Joseph J. Bianco
                                       -----------------------------
                                        Name: Joseph J. Bianco




                                    By: /s/ Anil K. Narang
                                       -----------------------------
                                        Name: Anil K. Narang





                                    ALLIANCE ENTERTAINMENT CORP.


                                    By: /s/ Anil K. Narang
                                       -----------------------------
                                        Name: Anil K. Narang
                                        Title: Vice Chairman and President

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                                   EXHIBIT 8

                          ALLIANCE ENTERTAINMENT CORP.
                           1996 RESTRICTED STOCK PLAN
                            AWARD TO ALVIN N. TELLER


            1. Purpose. The purpose of the Alliance Entertainment Corp. (the "Company") 1996 Restricted Stock Plan (the "Plan") is to provide incentive to certain employees of the Company to remain in the employ or service of the Company and its present and future subsidiary corporations and affiliates ("Subsidiaries"), to encourage ownership of shares in the Company by such employees and to provide additional incentive for such employees to promote the success of the Company's business.

            2. Effective Date of the Plan. The Plan shall become effective on the earlier to occur of: (i) the date of approval of the Plan by the Board of Directors of the Company (the "Board"); and (ii) the date of commencement of employment as Chief Executive Officer ("CEO") of Alvin
N. Teller (the "Effective Date").

            3. Stock Subject to Plan. 500,000 of the authorized but unissued shares of common stock, $.0001 par value (the "Common Stock"), of the Company are hereby reserved for issuance under the Plan; provided, however, that the number of shares so reserved may be reduced to the extent that the total of the Tranche 1 Shares and the Tranche 2 Shares (as hereinafter defined) available for distribution is less than 500,000. The shares available for distribution by the Plan are hereinafter referred to as "Restricted Shares."

                  (a) Tranche 1. If, at any time during the period from the Effective Date to the second anniversary of the Effective Date, the price of the Common Stock remains at or above the Target Prices indicated on the schedule below for any 25 trading days out of a period of 30 consecutive days, then the corresponding percentage of 250,000 shares of Common Stock shall become available for distribution (the "Tranche 1 Shares") by the Plan.

    Target Price                          % of Tranche 1 Stock

    $     9.00                                    25.00%
    $     9.25                                    31.25%
    $     9.50                                    37.50%
    $     9.75                                    43.75%



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                                    -2-



    $    10.00                                    50.00%
    $    10.25                                    56.25%
    $    10.50                                    63.50%
    $    10.75                                    69.75%
    $    11.00                                    75.00%
    $    11.25                                    81.25%
    $    11.50                                    87.50%
    $    11.75                                    93.75%
    $    12.00                                   100.00%

                  (b) Tranche 2. If, at any time during the period from the Effective Date to the fourth anniversary of the Effective Date, the price of the Common Stock remains at or above the Target Prices indicated on the schedule below for any 85 trading days out of a period of 90 consecutive trading days, then the corresponding percentage of 250,000 shares of Common Stock shall become available for distribution (the "Tranche 2 Shares") by the Plan.

    Target Price                          % of Tranche 2 Stock

    $    13.00                                    50.00%
    $    13.50                                    56.50%
    $    14.00                                    62.50%
    $    14.50                                    68.75%
    $    15.00                                    75.00%
    $    15.50                                    81.25%
    $    16.00                                    87.50%
    $    16.50                                    93.75%
    $    17.00                                   100.00%

                  (c) Change of Control. In the event of a Change of control of the Company, all of the Tranche 1 Shares and the Tranche 2 Shares not previously available for distribution shall become immediately available for distribution by the Plan. As used herein, "Change of Control" shall mean (i) the acquisition of all or substantially all of the assets of the Company, (ii) the acquisition by any party (or group, as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) not currently a holder of more than 5% of the outstanding Common Stock of the Company of more than 50% of the outstanding Common Stock of the Company, (iii) any merger, combination, consolidation or similar transaction involving the Company following which the holders of Common Stock of the Company immediately prior to such transaction will not own more than 50% of the Common Stock of the Company.


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                                    -3-



                  (d) Adjustments. In the event that the Company shall at any time (i) subdivide (by any stock split, stock dividend or otherwise) one or more classes of its outstanding Common Stock into a greater number of shares of Common Stock, (ii) combine (by reverse stock split or otherwise) one or more classes of its outstanding Common Stock into a smaller number of shares or (iii) pay any extraordinary cash dividend on one or more classes of its outstanding Common Stock; then the number of shares subject to the Plan and the target prices shall be proportionately adjusted.

            4. Administration and Eligibility. The CEO shall allocate, in his sole and absolute discretion, the Restricted Shares subject to the Plan to any employee or employees of the Company, including himself, on the terms and conditions set forth herein; provided, however, that no Restricted Shares shall be delivered until such shares become available for distribution by the Plan pursuant to the terms hereof. The CEO shall also have authority to interpret the Plan and to prescribe, amend and rescind rules and regulations relating to it. Any determination by the CEO in carrying out, administering or construing the Plan shall be final and binding for all purposes and upon all interested persons and their respective heirs, successors and personal representatives.

            5. Registration. The issuance by the Company of the Shares shall be registered by the Company under the Securities Act of 1933 on an effective registration statement as promptly as reasonably practicable following the adoption of the Plan, which registration statement shall be maintained in effect for not less than 5 years after the Effective Date.

            6.    Restrictions.  (a)      The Restricted Shares shall be
subject to such restrictions, if any, as the CEO shall determine in his sole discretion, including but not limited to, vesting schedules and provisions relating to forfeiture.

            (b) The employee receiving Restricted Shares shall (i) agree that such employee's Restricted Shares shall be subject to, and shall be held by him or her in accordance with all of the applicable terms and provisions of, the Plan, and (ii) agree that the Company may place on the certificates representing the Restricted Shares or new or additional or different shares or securities distributed with respect to the Restricted Shares such legend or legends as the Company may deem appropriate and that the Company may place a stop transfer

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                                    -4-



order with respect to such Restricted Shares with the Transfer Agent(s) for the Common Stock.

            (c) Any Restricted Shares that are forfeited by the Participant shall become immediately available for reallocation and redistribution under the Plan.

            (d) Restricted Shares issued under the Plan must be held for not less than six months from the date of issue unless the allocation and distribution of such shares has been approved by the Board or a Committee of the Board consisting solely of two (2) or more non-employee members of the Board.

            7. Expenses of Administration. All costs and expenses incurred in the operation and administration of the Plan shall be borne by the Company.

            8. No Employment Right. Neither the existence of the Plan nor the allocation of any Restricted Shares hereunder shall require the Company to continue any Participant in the employ of the Company or any Subsidiary.

            9. Amendment of Plan. The Company shall, at any time and from time to time, at the request of the CEO, make such modifications of the Plan as it shall deem advisable. No amendment of the Plan may, without the consent of the Participants to whom any Restricted Shares shall theretofore have been allocated, adversely affect the rights or obligations of such Participants with respect to such Restricted Shares. The CEO may, in his discretion, cause the restrictions imposed in accordance with the provisions of Section 6 hereof with respect to any Restricted Shares to terminate, in whole or in part, prior to the time when they would otherwise terminate.

            10. Expiration and Termination of the Plan. The Plan shall terminate the day after the fourth anniversary of the Effective Date; provided, however, that such termination shall not, without the consent of the Participants to whom any Restricted Shares shall theretofore have been allocated, adversely affect the rights or obligations of such Participants with respect to such Restricted Shares.

            11. Governing Law. The Plan shall be governed by the laws of the State of New York applicable to agreements made and to be performed wholly therein.